                            Management Discussion & Analysis
Management of Algonquin Power & Utilities Corp. ("AQN", the "Company" or the "Corporation") has prepared the following discussion and analysis to provide information to assist its securityholders' understanding of the financial results for the three and six months ended June 30, 2025. This Management Discussion & Analysis ("MD&A") should be read in conjunction with AQN's unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2025 and 2024. This MD&A should also be read in conjunction with AQN's annual consolidated financial statements for the years ended December 31, 2024 and 2023. This material is available on SEDAR+ at www.sedarplus.com, on EDGAR at www.sec.gov/edgar and on the AQN website at www.algonquinpower.com. Additional information about AQN, including the most recent Annual Information Form ("AIF"), can be found on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov/edgar.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	1

Explanatory Notes
Unless otherwise indicated, financial information provided for the three and six months ended June 30, 2025 and 2024 has been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). As a result, the Company's financial information may not be comparable with financial information of other Canadian companies that provide financial information on another basis.
All monetary amounts are in U.S. dollars, except where otherwise noted. We denote any amounts denominated in Canadian dollars with "C$" immediately prior to the stated amount. Certain amounts in this MD&A may not total due to rounding.
Capitalized terms used herein and not otherwise defined have the meanings assigned to them in the Company's most recent AIF.
The term "rate base" is used in this document. Rate base is a measure specific to rate-regulated utilities that is not intended to represent any financial measure as defined by U.S. GAAP. The measure is used by the regulatory authorities in the jurisdictions where the Company's rate-regulated subsidiaries operate. The calculation of this measure may not be comparable to similarly-titled measures used by other companies.
Unless noted otherwise, this MD&A is based on information available to management as of August 8, 2025.

Renewables business sale

On January 8, 2025, the Company completed the previously announced sale of its renewable energy business (excluding hydro) (the "Renewables Sale") to a wholly-owned subsidiary of LS Power ("LS Buyer") for proceeds of approximately $2.1 billion, after subtracting taxes, transaction fees and other preliminary closing adjustments, including an adjustment for estimated remaining completion costs for in-construction assets. Approximately $1.95 billion of such proceeds were received upon the closing of the transaction and approximately $95 million of such proceeds were received in the second quarter of 2025. Approximately $55 million of such proceeds are currently expected to be received at a later date in 2025 upon monetization of tax attributes on certain in-construction projects. Additionally, the Company can receive up to $220 million in cash pursuant to an earn out agreement relating to certain wind assets (the "Earn Out"). The amount and timing of the ultimate net cash proceeds will be dependent on final completion costs for in-construction assets, the associated monetization of tax credits on certain of these projects (including, but not limited to, future events which could cause recapture of part or all of the tax attributes monetized and refund of the associated proceeds), and other final closing adjustments.
During the third quarter of 2024, the Company concluded that the consolidated assets within its former renewable energy group (excluding hydro) met the accounting requirements to be presented as "Held for Sale". As a result, the renewable energy group (excluding hydro) was classified as "discontinued operations" until closing of the Renewables Sale on January 8, 2025. The Company recorded a total impairment loss of $1,357.3 million in 2024 as a result of the classification of the renewable energy group (excluding hydro) as "discontinued operations". Further, the Company recorded income from discontinued operations of $6.7 million and $8.1 million during the three and six months ended June 30, 2025, respectively.
The discontinued operations operated as a distinct segment and had no impact on the operations of the Regulated Services Group operating segment, other than sharing certain corporate support functions and benefiting from corporate debt and equity funding. This MD&A reflects the results of continuing operations, unless otherwise noted.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	2

Caution Concerning Forward-Looking Statements and Forward-Looking Information
This document may contain statements that constitute "forward-looking information" within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws or "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information"). The words "aims", "anticipates", "believes", "budget", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "seeks", "should", "strives", "targets", "will", "would", "pursue", "outlook" (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information in this document includes, but is not limited to, statements relating to: expected future investments and growth, earnings and results of operations; expectations regarding the timing and amount of certain proceeds and the Earn Out in connection with the Renewables Sale; the Company’s integrated customer solution technology platform; expectations regarding Adjusted Net Earnings per share and capital expenditures; future plans and the expected outcomes thereof; liquidity, capital resources and operational requirements; sources of funding, including adequacy and availability of credit facilities, cash flows from operations, capital markets financing, and asset dispositions; potential acquisitions, dispositions, projects, initiatives or other transactions; expected management changes; financing plans; expectations regarding future macroeconomic conditions; expectations regarding the Company's corporate development activities and the results thereof; expectations regarding regulatory hearings, motions, filings, appeals and approvals, including rate reviews, and the timing, impacts and outcomes thereof; expectations regarding the redemption of outstanding notes; expected future generation, capacity and production of the Company's energy facilities; expectations regarding future capital investments, including expected timing, investment plans, sources of funds and impacts; capital management plans and objectives; expectations regarding the outcome of legal claims and disputes; expectations regarding the availability of insurance in connection with the April 9, 2025 gas incident in Lexington, Missouri; strategy and goals; dividends to shareholders; share price appreciation; credit ratings and equity credit from rating agencies; expectations regarding debt repayment and refinancing; the impact on the Company of actual or proposed laws, regulations and rules; the expected impact of changes in customer usage on the Regulated Services Group's revenue; accounting estimates; interest rates, including the anticipated effect of an increase thereof; financing costs; the expected impact of tariffs imposed by the U.S. and Canada and possible changes thereto; and currency exchange rates. All forward-looking information is given pursuant to the "safe harbour" provisions of applicable securities legislation.

The forecasts and projections that make up the forward-looking information contained herein are based on certain factors or assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; the absence of any material equipment breakdown or failure; availability of financing including self-monetization transactions for U.S. federal tax credits on commercially reasonable terms; the stability of credit ratings of the Corporation and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the continued availability of commodity supplies and stability of commodity prices; the absence of interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational, financial or supply chain disruptions or liability, including relating to additional import controls and tariffs; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social or market conditions; the successful and timely development and construction of new projects; the absence of capital project or financing cost overruns; sufficient liquidity and capital resources; the continuation of long-term weather patterns and trends; the absence of significant counterparty defaults; the continued competitiveness of electricity pricing when compared with alternative sources of energy; the realization of the anticipated benefits of the Corporation's dispositions, acquisitions and joint ventures; the absence of a change in applicable laws, political conditions, public policies and directions by governments materially negatively affecting the Corporation; the ability to obtain and maintain licenses and permits; maintenance of adequate insurance coverage; the absence of material fluctuations in market energy prices; the absence of material disputes with taxation authorities or changes to applicable tax laws; continued maintenance of information technology infrastructure and the absence of a material breach of cybersecurity; the successful implementation and operation of new information technology systems and infrastructure; favourable relations with external stakeholders; favourable labour relations; that the Corporation will be able to successfully integrate newly acquired entities, and the absence of any material adverse changes to such entities prior to closing; the absence of undisclosed liabilities of entities being acquired; the absence of any significant indemnification claims arising from the Renewables Sale; the absence of any reputational harm to the Corporation as a result of the Renewables Sale; the absence of adverse reactions or changes in business relationships or relationships with employees following the Renewables Sale; and the ability of the Corporation to realize the anticipated benefits from the Renewables Sale and the sale of its interest in Atlantica (as defined below).
The forward-looking information contained herein is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in general economic, credit, social or market conditions; changes in customer energy usage patterns and energy demand; reductions in the liquidity of energy markets; global climate change; the incurrence of environmental liabilities; natural

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	3

disasters, diseases, pandemics, public health emergencies and other force majeure events and the collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets and legislative and regulatory responses; critical equipment breakdown or failure; supply chain disruptions; the impact of existing import controls and tariffs and the imposition of additional import controls or tariffs; the failure of information technology infrastructure and other cybersecurity measures to protect against data, privacy and cybersecurity breaches; failure to successfully implement and operate, and cost overruns and delays in connection with, new information technology systems and infrastructure; physical security breach; the loss of key personnel and/or labour disruptions; seasonal fluctuations and variability in weather conditions and natural resource availability; reductions in demand for electricity, natural gas and water due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to the Corporation's facilities; terrorist attacks; fluctuations in commodity and energy prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; inflation; increases and fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on favourable terms; disputes with taxation authorities or changes to applicable tax laws; requirement for greater than expected contributions to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes in, or failure to comply with, applicable laws and regulations; failure of compliance programs; failure to dispose of assets (at all or at a competitive price) to fund the Company’s operations and strategic objectives; delays and cost overruns in the design and construction of projects; loss of key customers; a third party joint venture partner acting in a manner contrary to the Corporation’s interests; facilities being condemned or otherwise taken by governmental entities; increased external stakeholder activism adverse to the Corporation's interests; fluctuations in the price and liquidity of the Corporation's common shares and the Corporation's other securities; and the failure to implement the Corporation's strategic objectives or achieve expected benefits relating to acquisitions, dispositions or other initiatives. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Some of these and other factors are discussed in more detail under the heading "Enterprise Risk Management" in this MD&A and in the Company's MD&A for the three and twelve months ended December 31, 2024 (the "Annual MD&A") and under the heading "Enterprise Risk Factors" in the Corporation's most recent AIF.
Forward-looking information contained herein (including any financial outlook) is provided for the purposes of assisting the reader in understanding the Corporation and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management's current expectations and plans relating to the future, and the reader is cautioned that such information may not be appropriate for other purposes. Forward-looking information contained herein is made as of the date of this document and based on the plans, beliefs, estimates, projections, expectations, opinions and assumptions of management on the date hereof. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. While subsequent events and developments may cause the Corporation's views to change, the Corporation disclaims any obligation to update any forward-looking information or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by applicable law. All forward-looking information contained herein is qualified by these cautionary statements.
Caution Concerning Non-GAAP Measures
AQN uses a number of financial measures to assess the performance of its business lines. Some measures are calculated in accordance with U.S. GAAP, while other measures do not have a standardized meaning under U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure. AQN's method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.
The terms "Adjusted Net Earnings", "Earnings Before Interest and Taxes" ("EBIT"), and "Net Utility Sales", which are used throughout this MD&A, are non-GAAP financial measures. An explanation of each of these non-GAAP financial measures is set out below and a reconciliation to the most directly comparable U.S. GAAP measure, in each case, can be found in this MD&A. In addition, "Adjusted Net Earnings" is presented throughout this MD&A on a per common share basis. Adjusted Net Earnings per common share is a non-GAAP ratio and is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares outstanding during the applicable period. As a pure-play regulated utility, as of the first quarter of 2025, the Company no longer presents "Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization" or "Adjusted Funds from Operations" as these metrics were relevant mainly to the Company's former renewable energy group (excluding hydro) that was sold in connection with the Renewables Sale.
AQN does not provide reconciliations for forward-looking non-GAAP financial measures as AQN is unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various events that have not yet occurred, are out of AQN's control and/or cannot be reasonably predicted, and that would impact the most directly

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

comparable forward-looking U.S. GAAP financial measure. For these same reasons, AQN is unable to address the probable significance of the unavailable information. Forward-looking non-GAAP financial measures may vary materially from the corresponding U.S. GAAP financial measures.
EBIT
EBIT is a non-GAAP financial measure used by many investors to assess the Company's core operational profitability by measuring the profit generated from day-to-day business activities, excluding interest and tax expenses. AQN uses EBIT to assess its operating performance without the effects of (as applicable): income tax expense or recoveries, interest expense and earnings attributable to non-controlling interests. Earnings attributable to non-controlling interests includes Hypothetical Liquidation at Book Value ("HLBV") income (which represents the value of net tax attributes earned in the period from electricity generated by certain of AQN's U.S. wind power and U.S. solar generation facilities). AQN believes that presentation of this measure will enhance an investor's understanding of AQN's operating performance. EBIT is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items. For a reconciliation of EBIT to net earnings, see Non-GAAP Financial Measures starting on page 32 of this MD&A. For reconciliations of EBIT by business segments, see 2025 Second Quarter Regulated Services Group Net Earnings starting on page 19, Corporate Group Net Earnings and Adjusted Net Earnings on page 29 and Hydro Group Net Earnings on page 30.
Adjusted Net Earnings
Adjusted Net Earnings is a non-GAAP financial measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or certain litigation expenses that are viewed as not directly related to a company’s operating performance. AQN uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition and transition costs, one-time costs of arranging tax equity financing, certain litigation expenses and write down of intangibles and property (including restructuring costs related to the Company's transition to a pure-play utility), plant and equipment, earnings or loss from discontinued operations, unrealized mark-to-market revaluation impacts, costs related to management succession and executive retirement, costs related to prior period adjustments due to changes in tax law, costs related to condemnation proceedings, changes in value of investments carried at fair value, gains and losses on disposition of assets, prior period adjustments included in the gain (loss) from equity method investments not operated by the Company and other typically non-recurring or unusual items as these are not reflective of the performance of the underlying business of AQN. AQN believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Net Earnings is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items. For a reconciliation of Adjusted Net Earnings to net earnings, see Non-GAAP Financial Measures starting on page 33 and Corporate Group Net Earnings and Adjusted Net Earnings on page 29 of this MD&A.
Net Utility Sales
Net Utility Sales is a non-GAAP financial measure used by investors to identify utility revenue after commodity costs, either water, natural gas or electricity, where these commodity costs are generally included as a pass through in rates to its utility customers. AQN uses Net Utility Sales to assess its utility revenues without the effects of fluctuating commodity costs as such costs are predominantly passed through and paid for by utility customers. AQN believes that analysis and presentation of Net Utility Sales on this basis will enhance an investor's understanding of the revenue generation of the Regulated Services Group. It is not intended to be representative of revenue as determined in accordance with U.S. GAAP. For a reconciliation of Net Utility Sales to revenue, see 2025 Second Quarter Regulated Services Group Net Earnings on page 19 of this MD&A.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	5

Overview and Business Strategy
AQN is incorporated under the Canada Business Corporations Act. The Company's operations are organized across two business units consisting of (i) the Regulated Services Group, which primarily owns and operates a portfolio of regulated electric, water distribution and wastewater systems and natural gas utility systems and transmission operations in the United States, Canada, Bermuda and Chile; and (ii) the Hydro Group, which consists of hydroelectric generation facilities located in Canada that were not sold as part of the Renewables Sale. Additionally, the Company has a corporate function, the Corporate Group, consisting of corporate interest expense and shared services that primarily support the Regulated Services Group and the Hydro Group, in addition to holding certain ancillary investments. The Company's investment in Atlantica Sustainable Infrastructure plc ("Atlantica") , which previously formed part of the Corporate Group, was sold during the fourth quarter of 2024. The Company’s former renewable energy group (excluding hydro) is reported as discontinued operations (see Note 18 to the unaudited interim condensed consolidated financial statements - Disposition of Renewable Energy Business) and was sold by the Company on January 8, 2025. The Company's business units align with how the Company assesses financial performance and makes decisions regarding resource allocations. Through its activities, the Company aims to drive growth in earnings and cash flows to support a sustainable dividend and share price appreciation. AQN strives to achieve these results while also seeking to maintain a business risk profile consistent with its BBB flat investment grade credit ratings.

Summary Structure of the Business
The following chart depicts, in summary form, AQN's key operating business units. A more detailed description of AQN's organizational structure as of the date of the AIF can be found in the most recent AIF.

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Regulated Services Group
The Regulated Services Group primarily operates a diversified portfolio of regulated utility systems located in the United States, Canada, Bermuda and Chile serving approximately 1,268,000 customer connections as at June 30, 2025 (using an average of 2.5 customers per connection, this translates into approximately 3,170,000 customers). The Regulated Services Group seeks to provide safe, high quality, and reliable services to its customers and to deliver stable and predictable earnings to AQN. The Regulated Services Group seeks to deliver long-term growth within its service territories, including through the pursuit of capital investment opportunities and other initiatives.
The Regulated Services Group's regulated electrical distribution utility systems and related generation assets are located in the U.S. states of Arkansas, California, Kansas, Missouri, Nevada, New Hampshire and Oklahoma, as well as in Bermuda, which together served approximately 310,000 electric customer connections as at June 30, 2025. The group also owns and operates generating assets with a gross capacity of approximately 2.0 GW and has investments in generating assets with approximately 0.3 GW of net generation capacity.
The Regulated Services Group's regulated water distribution and wastewater utility systems are located in the U.S. States of Arizona, Arkansas, California, Illinois, Missouri, New York, and Texas as well as in Chile which together served approximately 580,000 customer connections as at June 30, 2025.
The Regulated Services Group's regulated natural gas distribution utility systems are located in the U.S. States of Georgia, Illinois, Iowa, Massachusetts, Missouri New Hampshire, and New York, and in the Canadian Province of New Brunswick, which together served approximately 378,000 natural gas customer connections as at June 30, 2025.
Below is a breakdown of the Regulated Services Group's Revenue by geographic area and by commodity for the six months ended June 30, 2025.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Hydro Group
The Hydro Group represents hydroelectric assets that were not sold as a part of the Renewables Sale. The Hydro Group generates and sells electrical energy produced by its 14 hydroelectric generating facilities located in the Canadian provinces of Alberta, Ontario, New Brunswick and Quebec with a combined gross generating capacity of approximately 112 MW and a net generating capacity of approximately 104 MW.
Corporate Group
The Corporate Group primarily consists of AQN’s corporate and shared services and corporate debt, in addition to certain ancillary investments. Prior to the sale of the Company's investment in Atlantica on December 12, 2024, the Corporate Group also included the Company’s interest in Atlantica.
The Company’s former renewable energy group (excluding hydro) is reported as "discontinued operations" and was sold by the Company on January 8, 2025.
Financial Outlook
The following discussion should be read in conjunction with the Caution Concerning Forward-Looking Statements and Forward-Looking Information section in this MD&A. Actual results may differ materially from the estimates below. Accordingly, investors are cautioned not to place undue reliance on these estimates.
The Company estimates that its Adjusted Net Earnings per share will be within a range of $0.30 - $0.32 for 2025, $0.35 - $0.37 for 2026 and $0.42 - $0.46 for 2027 (see Caution Concerning Non-GAAP Measures). The Company is focused on organic capital investment, with utility capital expenditures of approximately $2.5 billion expected for 2025 through 2027.
The foregoing financial outlook, including estimated Adjusted Net Earnings per share (see Caution Concerning Non-GAAP Measures) and expectations regarding capital expenditures, is based on the following key assumptions, as well as those set out under Caution Concerning Forward-Looking Statements and Forward-Looking Information:
•resolution of customer billing matters, regulatory investigations and rate decisions in line with expectations, including absence of material write downs of assets;
•normalized weather patterns in the geographical areas in which the Company operates;
•insurance coverage remains effective and sufficient;
•capital projects being completed on time, substantially in line with budgeted costs, and without adverse tariff impacts;
•timely receipt of required regulatory approvals and permits;
•no material disruptions to supply chains or labour availability affecting pricing, operations or project execution;

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

•realization of company-wide efficiency initiatives (focused in part on procurement, support and billing, organizational streamlining, and technology enablement) in line with expectations;
•no significant changes in applicable political or macroeconomic environments or capital markets, including with respect to legislation, interest rates or inflation;
•Canadian dollar/U.S. dollar exchange rate and Chilean peso/U.S. dollar exchange rate in line with expectations;
•receipt of anticipated proceeds under the Earn Out entered into in connection with the Renewables Sale;
•a low-to-mid twenties percentage effective tax rate in 2026 and 2027;
•renewable energy production consistent with long-term averages and realized pricing in line with expectations; and
•absence of significant events leading to adverse litigation outcomes, fines, penalties, losses and inverse condemnation rulings.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	9

2025 Second Quarter Results From Operations

Key Financial Information[1]	Three months ended June 30
(all dollar amounts in $ millions except per share information)	2025	2024	Change
Revenue	$527.8	$515.3	2%
Net Revenue	409.0	406.4	1%
Net earnings attributable to shareholders from continuing operations	17.4	180.1	(90)%
Net earnings attributable to shareholders from discontinued operations	6.7	20.6	(67)%
Net earnings attributable to common shareholders from continuing operations and discontinued operations	21.5	198.0	(89)%
Adjusted Net Earnings[2]	36.2	41.5	(13)%
Dividends declared to common shareholders	50.4	83.7	(40)%
Weighted average number of common shares outstanding	768,056,555	701,593,792
Per share
Basic and diluted net earnings from continuing operations	$0.02	$0.26	(92)%
Basic and diluted net earnings from discontinued operations	$0.01	$0.02	(50)%
Adjusted Net Earnings[2]	$0.04	$0.06	(33)%
Dividends declared to common shareholders	$0.07	$0.11	(36)%

1	Reflects results of continuing operations unless marked otherwise (see Explanatory Notes).
2	See Caution Concerning Non-GAAP Measures.

For the three months ended June 30, 2025, AQN reported revenue of $527.8 million as compared to $515.3 million in the comparative period, an increase of $12.5 million. This increase was mainly driven by the implementation of approved rates of $15.5 million at the Bermuda Electric Light Company Limited ("BELCO"), Electric System, Midstates and Peach State Gas Systems, and New York, Midstates and Arkansas Water Systems; partially offset by unfavourable weather, which resulted in a decrease in revenue of approximately $6.6 million at the Empire Electric System.
The following table outlines the changes to Adjusted Net Earnings1 for the three months ended June 30, 2025 as compared to the same period in 2024, including the breakdown of net earnings by the Company's main business units and the discussion below outlines the changes to net earnings attributable to shareholders:

	Three months ended
Net Earnings by business units[2] and Total Adjusted Net Earnings[1]	June 30
(all dollar amounts in $ millions)	2025	2024	Change
Net earnings for Regulated Services Group	$47.1	$48.0	$(0.9)
Net earnings for Hydro Group	9.1	3.3	$5.8
Net earnings (loss) for Corporate Group	(38.8)	128.8	$(167.6)
Total AQN Net Earnings	17.4	180.1	(162.7)
Add: Adjusted items	18.8	(138.6)	157.4
Total AQN Adjusted Net Earnings[1]	$36.2	$41.5	$(5.3)

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Change in Net Earnings and Adjusted Net Earnings[1] Breakdown[2]	Three months ended June 30, 2025
(all dollar amounts in $ millions)	Regulated Services	Hydro	Corporate	Total
Change in Net Earnings
Net earnings - Prior period balances	$48.0	$3.3	$128.8	$180.1

EBIT[1,3]
Electricity	(9.5)	—	—	(9.5)
Natural Gas	3.5	—	—	3.5
Water	4.3	—	—	4.3
Other	(3.7)	0.2	(195.9)	(199.4)
Total change in EBIT[1]	(5.4)	0.2	(195.9)	(201.1)

Interest expense (income)	15.1	(0.1)	10.4	25.4
Income tax expense (recovery)	(5.5)	5.9	17.9	18.3
Net earnings attributable to non-controlling interests	(5.1)	(0.2)	—	(5.3)
Total change in net earnings (loss)	(0.9)	5.8	(167.6)	(162.7)

Net earnings (loss) - Current period balances	47.1	9.1	(38.8)	17.4

Change in Adjusted Net Earnings[1]
Adjusted Net Earnings[1] - Prior period balance[3]	48.0	3.3	(9.8)	41.5
Total change in net earnings	(0.9)	5.8	(167.6)	(162.7)
Total change in adjusted items,3	—	—	157.4	157.4
Adjusted Net Earnings (loss)[1] - Current period balances	$47.1	$9.1	$(20.0)	$36.2

1	See Caution Concerning Non-GAAP Measures.
2	Reflects results of continuing operations unless marked otherwise (see Explanatory Notes).
3	See Corporate Group Net Earnings and Adjusted Net Earnings.

For the three months ended June 30, 2025, AQN reported net earnings attributable to shareholders of $17.4 million and basic net earnings per common share of $0.02. During the comparative period in 2024, the Company reported net earnings attributable to shareholders of $180.1 million and basic net earnings per common share of $0.26. The net earnings attributable to shareholders decreased by $162.7 million and the basic net earnings per common share decreased by $0.24. These decreases were primarily driven by:
•a decrease of $0.9 million in the net earnings of the Regulated Services Group primarily due to the implementation of approved rates of $15.5 million, the lower interest expense of $15.1 million as a result of the repayment of debt with the proceeds of the Renewables Sale and the sale of the Company’s investment in Atlantica; which was offset by higher organic depreciation of $4.9 million, unfavourable weather, which resulted in a decrease in net earnings of approximately $6.6 million, higher income tax expense of $5.5 million, lower HLBV income of $5.1 million and one-time revenues of $3.9 million at the BELCO Electric System in the second quarter of 2024 from an increased revenue requirement with recoupment to the first quarter of 2024;
•an increase of $5.8 million in the net earnings of the Hydro Group primarily due to a one-time tax recovery; and
•a decrease of $167.6 million in the net earnings of the Corporate Group primarily due to a fair value mark to market gain of $169.9 million and dividend of $21.8 million recorded in the second quarter of 2024 from the Company’s investment in Atlantica, which was sold in the fourth quarter of 2024, partially offset by lower interest expense of $10.4 million and lower income tax expense of $17.9 million.

For the three months ended June 30, 2025, AQN reported Adjusted Net Earnings per common share of $0.04 as compared to $0.06 per common share during the same period in 2024, a decrease of $0.02 (see Caution Concerning Non-GAAP Measures). Adjusted Net Earnings decreased by $5.3 million period over period (see Caution Concerning Non-GAAP Measures). This decrease was primarily driven by the factors noted above, excluding the impact of the $169.9 million fair value mark to market gain recorded in 2024 (See Reconciliation of Adjusted Net Earnings to Net Earnings).

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

For the three months ended June 30, 2025, cash provided by operating activities increased by $13.8 million as compared to the same period in 2024, primarily as a result of changes in working capital items of $11.8 million (See Note 16 to the unaudited interim consolidated financial statements - Non Cash Operating Items) and a decrease of $8.8 million in distributions received from equity investments (net of income). Cash used in financing activities decreased by $119.1 million mainly due to higher debt financing in 2024 and cash provided by investing activities increased by $57.6 million as a result of increase in long-term investments in 2024.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

2025 Year-to-Date Results From Operations1

Key Financial Information	Six months ended June 30
(all dollar amounts in $ millions except per share information)	2025	2024	Change
Revenue	$1,220.2	$1,161.5	5%
Net Revenue	903.1	854.7	6%
Net earnings attributable to shareholders from continuing operations	112.8	123.3	(9)%
Net earnings (loss) attributable to shareholders from discontinued operations	8.1	(11.7)	169%
Net earnings attributable to common shareholders from continuing operations and discontinued operations	115.7	106.5	9%
Adjusted Net Earnings[2]	147.8	121.6	22%
Dividends declared to common shareholders	100.8	159.2	(37)%
Weighted average number of common shares outstanding	767,864,646	695,700,444
Per share
Basic and diluted net earnings from continuing operations	$0.14	$0.17	(18)%
Basic and diluted net earnings (loss) from discontinued operations	$0.01	$(0.02)	150%
Adjusted Net Earnings[2]	$0.19	$0.17	12%
Dividends declared to common shareholders	$0.13	$0.22	(41)%

1	Reflects results of continuing operations unless marked otherwise (see Explanatory Notes).
2	See Caution Concerning Non-GAAP Measures.
For the six months ended June 30, 2025, AQN reported revenue of $1,220.2 million as compared to $1,161.5 million in the comparative period, an increase of $58.7 million. This increase was mainly driven by the implementation of approved rates of $31.2 million at the BELCO Electric System, Midstates and Peach State Gas Systems, and New York, Midstates and Arkansas Water Systems; as well as favourable weather, which resulted in an increase in revenue of approximately $4.4 million at the Empire Electric System.
The following table outlines the changes to Adjusted Net Earnings1 for the six months ended June 30, 2025 as compared to the same period in 2024, including the breakdown of net earnings by the Company's main business units, and the discussion below outlines the changes to net earnings attributable to shareholders:

	Six months ended
Net Earnings and Adjusted Net Earnings[1] by business units[2]	June 30
(all dollar amounts in $ millions)	2025	2024	Change
Net earnings for Regulated Services Group	$173.3	$134.9	$38.4
Net earnings for Hydro Group	25.7	5.8	19.9
Net earnings for Corporate Group	(86.2)	(17.4)	(68.8)
Total AQN Net Earnings	112.8	123.3	(10.5)
Add: Adjusted items	35.0	(1.7)	36.7
Total AQN Adjusted Net Earnings[1]	$147.8	$121.6	$26.2

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	13

Change in Net Earnings and Adjusted Net Earnings[1] Breakdown[2]	Six months ended June 30
(all dollar amounts in $ millions)	Regulated Services	Hydro	Corporate	Total
Change in Net Earnings
Net earnings (loss) - Prior period balances	$134.9	$5.8	$(17.4)	$123.3
EBIT[1]
Electricity	9.5	—	—	9.5
Natural Gas	17.2	—	—	17.2
Water	7.0	—	—	7.0
Other	(1.2)	0.9	(84.4)	(84.7)
Total change in EBIT[1]	32.5	0.9	(84.4)	(51.0)

Interest expense	29.1	—	14.5	43.6
Income tax expense (recovery)	(20.2)	19.2	1.1	0.1
Net earnings (loss) attributable to non-controlling interests	(3.0)	(0.2)	—	(3.2)
Total change in net earnings	38.4	19.9	(68.8)	(10.5)

Net earnings (loss) - Current period balances	173.3	25.7	(86.2)	112.8

Change in Adjusted Net Earnings[1]
Adjusted Net Earnings[1] - Prior period balance[3]	134.9	5.8	(19.1)	121.6
Total change in net earnings	38.4	19.9	(68.8)	(10.5)
Total change in adjusted items[3]	—	—	36.7	36.7
Adjusted Net Earnings (loss)[1] - Current period balances	$173.3	$25.7	$(51.2)	$147.8

1	See Caution Concerning Non-GAAP Measures.
2	Reflects results of continuing operations unless marked otherwise (see Explanatory Notes).
3	See Corporate Group Net Earnings and Adjusted Net Earnings.
For the six months ended June 30, 2025, AQN reported net earnings attributable to shareholders of $112.8 million and basic net earnings per common share of $0.14. During the comparative period in 2024, the Company reported net earnings attributable to shareholders of $123.3 million and basic net earnings per common share of $0.17. The net earnings attributable to shareholders decreased by $10.5 million and the basic net earnings per common share decreased by $0.03. These decreases were primarily driven by:

•an increase of $38.4 million in the net earnings of the Regulated Services Group primarily due to the implementation of approved rates of $31.2 million, favourable weather, which resulted in an increase in net earnings of $4.4 million, and lower interest expense of $29.1 million as a result of the repayment of debt with the proceeds of the Renewables Sale and the sale of the Company’s investment in Atlantica; partially offset by higher depreciation of $6.4 million due to higher organic depreciation, net of $8.2 million due to one-time depreciation adjustments related to Granite State Electric and the Sarival plant;
•an increase of $19.9 million in the net earnings of the Hydro Group primarily due to a one-time tax recovery; and
•an increase in the net losses of the Corporate Group of $68.8 million, primarily due to:
–$22.1 million fair value mark to market gain recorded in 2024 and $43.6 million of dividends received from the Company’s investment in Atlantica in the first and second quarter of 2024, which was sold in the fourth quarter of 2024;
–an increase of $20.5 million in foreign exchange losses due to fluctuations in USD-CAD exchange rates; partially offset by:
–$14.5 million decrease in interest expense as a result of the repayment of debt with the proceeds of the Renewables Sale and the sale of the Company's investment in Atlantica.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

For the six months ended June 30, 2025, AQN reported Adjusted Net Earnings per common share of $0.19 as compared to $0.17 per common share during the same period in 2024, an increase of $0.02 (see Caution Concerning Non-GAAP Measures). Adjusted Net Earnings increased by $26.2 million period over period (see Caution Concerning Non-GAAP Measures). This increase was primarily driven by the factors noted above, excluding the impact of the $22.1 million fair value mark to market gain (See Reconciliation of Adjusted Net Earnings to Net Earnings).
For the six months ended June 30, 2025, cash provided by operating activities decreased by $40.5 million as compared to the same period in 2024, primarily as a result of changes in working capital items of $54.2 million (See Note 16 to the unaudited interim consolidated financial statements - Non Cash Operating Items) and a decrease of $32.0 million in distributions received from equity investments (net of income). Cash used in financing activities decreased by $2,083.7 million mainly due to the repayment of debt using proceeds from the Renewables Sale and cash provided by investing activities increased by $2,001.4 million as a result of proceeds received from the Renewables Sale.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

REGULATED SERVICES GROUP
The Regulated Services Group primarily operates rate-regulated utilities that as of June 30, 2025 provided electric generation and transmission services as well as distribution services in the electric, natural gas and water and wastewater sectors to approximately 1,268,000 customer connections, which is an increase of approximately 8,000 customer connections as compared to June 30, 2024.
The Regulated Services Group seeks to deliver long-term growth within its service territories, including through the pursuit of capital investment opportunities and other initiatives.

Utility System Type	As at June 30
	2025			2024
(all dollar amounts in $ millions)	Assets	Net Utility Sales[1]	Total Customer Connections[2]	Assets	Net Utility Sales[3]	Total Customer Connections[2]
Electricity	5,480.3	448.4	310,000	5,352.3	430.4	310,000
Natural Gas	1,946.2	225.2	378,000	1,866.2	209.3	376,000
Water and Wastewater	1,819.9	181.1	580,000	1,692.1	169.6	574,000
Other	114.3	14.9		140.8	15.1
Other revenue		27.4			25.7
Less: Cost of Sales		(12.5)			(10.6)
Total	$9,360.7	$869.6	1,268,000	$9,051.4	$824.4	1,260,000

Accumulated Deferred Income Taxes Liability	$878.1			$782.4

1	Net Utility Sales for the six months ended June 30, 2025. See Caution Concerning Non-GAAP Measures.
2	Total Customer Connections represents the sum of all active and vacant customer connections.
3	Net Utility Sales for the six months ended June 30, 2024. See Caution Concerning Non-GAAP Measures.
The Regulated Services Group aggregates the performance of its utility operations by utility system type – electricity, natural gas, and water and wastewater systems.
The electric distribution, generation and transmission systems are comprised of regulated electrical distribution utility systems that served approximately 310,000 customer connections in the U.S. States of Arkansas, California, Kansas, Missouri, Nevada, New Hampshire and Oklahoma, as well as in Bermuda as at June 30, 2025.
The natural gas distribution systems are comprised of regulated natural gas distribution utility systems that served approximately 378,000 customer connections located in the U.S. States of Georgia, Illinois, Iowa, Massachusetts, Missouri, New Hampshire and New York, and in the Canadian Province of New Brunswick as at June 30, 2025.
The water and wastewater distribution systems are comprised of regulated water distribution and wastewater utility systems that served approximately 580,000 customer connections located in the U.S. States of Arizona, Arkansas, California, Illinois, Missouri, New York, and Texas, as well as in Chile, as at June 30, 2025.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	16

2025 Second Quarter and Year-to-Date Usage Results

Electric Distribution Systems	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
Average Active Electric Customer Connections For The Period
Residential	263,400	263,500	263,300	263,300
Commercial and industrial	43,400	43,000	43,400	43,000
Total Average Active Electric Customer Connections For The Period	306,800	306,500	306,700	306,300

Customer Usage (GW-hrs)
Residential	552.6	586.6	1,417.8	1,383.3
Commercial and industrial	935.1	953.6	1,870.5	1,897.3
Total Customer Usage (GW-hrs)	1,487.7	1,540.2	3,288.3	3,280.6
For the three months ended June 30, 2025, the electric distribution systems' usage totaled 1,487.7 GW-hrs as compared to 1,540.2 GW-hrs for the same period in 2024, a decrease of 52.5 GW-hrs or 3.4%. The decrease in electricity consumption is primarily due to unfavourable weather at the Empire Electric System.
For the six months ended June 30, 2025, the electric distribution systems' usage totaled 3,288.3 GW-hrs as compared to 3,280.6 GW-hrs for the same period in 2024, an increase of 7.7 GW-hrs or 0.2%. The increase in electricity consumption is primarily due to favorable weather and customer growth at the Empire District Electric System.
Approximately 47% of the Regulated Services Group's electric distribution systems' revenues are not expected to be impacted by changes in customer usage, as they are subject to volumetric decoupling or represent fixed fee billings.

Natural Gas Distribution Systems	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
Average Active Natural Gas Customer Connections For The Period
Residential	323,900	323,300	324,100	324,100
Commercial and industrial	40,500	40,000	40,600	40,100
Total Average Active Natural Gas Customer Connections For The Period	364,400	363,300	364,700	364,200

Customer Usage (MMBTU)
Residential	3,297,000	3,393,000	14,462,000	13,667,000
Commercial and industrial	4,191,000	4,018,000	13,351,000	12,736,000
Total Customer Usage (MMBTU)	7,488,000	7,411,000	27,813,000	26,403,000
For the three months ended June 30, 2025, usage at the natural gas distribution systems totaled 7,488,000 MMBTU as compared to 7,411,000 MMBTU during the same period in 2024, an increase of 77,000 MMBTU, or 1.0%. The increase is primarily due to favorable weather at the Midstates and New Brunswick Gas Systems.
For the six months ended June 30, 2025, usage at the natural gas distribution systems totaled 27,813,000 MMBTU as compared to 26,403,000 MMBTU during the same period in 2024, an increase of 1,410,000 MMBTU, or 5.3%. The increase is primarily due to favorable weather at the EnergyNorth, New Brunswick and New England Gas Systems.
Approximately 86% of the Regulated Services Group's gas distribution systems' revenues are not expected to be impacted by changes in customer usage, as they are subject to volumetric decoupling or represent fixed fee billings.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	17

Water and Wastewater Distribution Systems	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
Average Active Customer Connections For The Period
Water distribution customer connections	515,700	509,700	515,100	509,000
Wastewater customer connections	55,900	55,700	55,800	55,700
Total Average Active Customer Connections For The Period	571,600	565,400	570,900	564,700

Gallons Provided (millions of gallons)
Water provided	9,707	9,243	18,669	18,073
Wastewater treated	885	918	1,847	1,850
Total Gallons Provided (millions of gallons)	10,592	10,161	20,516	19,923
For the three months ended June 30, 2025, the water and wastewater distribution systems provided approximately 9,707 million gallons of water to customers and treated approximately 885 million gallons of wastewater. This is compared to 9,243 million gallons of water provided and 918 million gallons of wastewater treated during the same period in 2024, an increase in total gallons provided of 464 million or 5.0% and a decrease in total gallons treated of 33 million or 3.6%. The increase in water is primarily due to favourable weather at the New York Water System.
For the six months ended June 30, 2025, the water and wastewater distribution systems provided approximately 18,669 million gallons of water to customers and treated approximately 1,847 million gallons of wastewater. This is compared to 18,073 million gallons of water provided and 1,850 million gallons of wastewater treated during the same period in 2024, an increase in total gallons provided of 597 million or 3.2% and a decrease in total gallons treated of 3 million or 0.2%. The increase in water is primarily due to favourable weather at the New York Water System.
Approximately 50% of the Regulated Services Group's water and wastewater distribution systems' revenues are not expected to be impacted by changes in customer usage, as they are subject to volumetric decoupling or represent fixed fee billings.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

2025 Second Quarter and Year-to-Date Regulated Services Group Net Earnings

	Three months ended				Six months ended
	June 30				June 30
(all dollar amounts in $ millions)	2025		2024		2025		2024
Revenue
Regulated electricity distribution	$292.0		$304.2		$622.4		$610.1
Less: Regulated electricity purchased	(78.3)		(81.7)		(174.0)		(179.7)
Net Utility Sales – electricity[1]	213.7		222.5		448.4		430.4
Regulated gas distribution	109.0		94.2		355.7		328.2
Less: Regulated gas purchased	(32.8)		(22.9)		(130.5)		(118.9)
Net Utility Sales – natural gas[1]	76.2		71.3		225.2		209.3
Regulated water reclamation and distribution	103.3		92.8		193.7		177.8
Less: Regulated water purchased	(7.7)		(4.3)		(12.6)		(8.2)
Net Utility Sales – water reclamation and distribution[1]	95.6		88.5		181.1		169.6
Other revenue[2]	12.6		14.0		27.4		25.7
Less: Other Cost of Sales	(5.8)		(6.0)		(12.5)		(10.6)
Net Utility Sales[1,3]	392.3	—	390.3	—	869.6	—	824.4
Operating expenses	211.2		209.6		417.3		412.5
Depreciation and amortization	105.0		100.1		198.3		191.9
Interest, dividend and other income	5.6		7.5		14.0		15.4
Other expenses
Pension and post-employment non-service costs	$(2.8)		$(4.0)		(0.5)		$(7.4)
Other net losses	$(2.9)		$(1.7)		(10.3)		$(1.4)
Gain/(Loss) on derivative financial instruments	$0.3		$(0.7)		0.6		$(1.3)
EBIT[1,4]	$76.3		$81.7		$257.8		$225.3
Interest expense	(34.1)		(49.2)		(69.2)		(98.3)
Income tax expense	$(14.1)		$(8.6)		(53.2)		(33.0)
Net earnings attributable to non-controlling interests[6]	$19.0		$24.1		37.9		40.9
Net Earnings	$47.1	$—	$48.0	$—	$173.3		$134.9

1	See Caution Concerning Non-GAAP Measures.
2	See Note 14 in the unaudited interim condensed consolidated financial statements.
3
This table contains a reconciliation of Net Utility Sales to revenue for the Regulated Services Group. The relevant sections of the table are derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations and Note 14 in the unaudited interim condensed consolidated financial statements, "Segmented Information". This supplementary disclosure is intended to more fully explain disclosures related to Net Utility Sales and provides additional information related to the operating performance of the Regulated Services Group. Investors are cautioned that Net Utility Sales should not be construed as an alternative to revenue.

4
This table contains a reconciliation of EBIT to net earnings for the Regulated Services Group. The relevant sections of the table are derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations and Note 14 in the unaudited interim condensed consolidated financial statements, "Segmented Information". This supplementary disclosure is intended to more fully explain disclosures related to EBIT and provides additional information related to the operating performance of the Regulated Services Group. Investors are cautioned that EBIT should not be construed as an alternative to net earnings.

6	Net earnings attributable to non-controlling interests primarily includes HLBV income from Empire Electric.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	19

2025 Second Quarter Regulated Services Group Operating Results
For the three months ended June 30, 2025, the Regulated Services Group reported revenue of $504.3 million (comprised of $292.0 million of regulated electricity distribution, $109.0 million of regulated gas distribution and $103.3 million of regulated water reclamation and distribution) as compared to revenue of $491.2 million in the comparable period in the prior year (comprised of $304.2 million of regulated electricity distribution, $94.2 million of regulated gas distribution and $92.8 million of regulated water reclamation and distribution).
For the three months ended June 30, 2025, the Regulated Services Group reported net earnings of $47.1 million as compared to $48.0 million for the comparable period in the prior year.
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Three months ended June 30
Prior Period Net Earnings	$48.0

Regulated Services Group EBIT[1]:
Electricity: Decrease is primarily due to: –unfavourable weather compared to the prior period, which resulted in a decrease in net earnings of approximately $6.6 million –one-time revenues of $3.9 million at the BELCO Electric System in the second quarter of 2024 from an increased revenue requirement with recoupment to the first quarter of 2024, partially offset by the implementation of approved rates at the BELCO Electric System of $1.6 million	(9.5)
Gas:
Increase is primarily due to:
–the implementation of approved rates of $3.9 million at Midstates (MO, IL) and Peach State (GA) Gas Systems
–higher revenue of approximately $1.3 million in the second quarter of 2025 relating to one-time lower revenues recorded in the second quarter of 2024 at the EnergyNorth (NH) Gas System
–lower bad debt expense of approximately $3.0 million mainly due to a one-time expense recorded in the second quarter of 2024
–one-time write off of approximately $1.3 million of accrued liabilities;

Partially offset by:
–higher operating expenses including one-time expenses of $1.0 million relating to the gas incident in Lexington, Missouri at the Empire (MO) Gas System
–higher depreciation across the majority of gas systems of $2.6 million
3.5
Water: Increase is primarily due to: –the implementation of approved rates of $10.0 million at the New York (NY) (2024 approved rates were effective in the third quarter of 2024, retroactive to the second quarter of 2024), Midstates (MO, IL) and Arkansas (AR) Water Systems; Partially offset by: –higher depreciation of $2.0 million driven by one-time expenses at the Litchfield Park (AZ) Water and Sewer System; and –rate case adjustment of $3.3 million at the Litchfield Park (AZ) Water and Sewer System	4.3
Other: Decrease is primarily due to timing of expenses with no impact expected on the full year	(3.7)

Interest expense: Decrease due to repayment of debt	15.1
Income tax expense: Higher income tax expense due to higher earnings before tax	(5.5)
Net earnings attributable to non-controlling interests: Decrease due to lower wind production resulting in lower HLBV	(5.1)
Current Period Net Earnings	$47.1

1	See Caution Concerning Non-GAAP Measures.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	20

2025 Year-to-Date Regulated Services Group Operating Results
For the six months ended June 30, 2025, the Regulated Services Group reported revenue of $1,171.8 million (comprised of $622.4 million of regulated electricity distribution revenue, $355.7 million of regulated natural gas distribution revenue and $193.7 million of regulated water reclamation and distribution revenue) as compared to revenue of $1,116.1 million in the same period in the prior year (comprised of $610.1 million of regulated electricity distribution revenue, $328.2 million of regulated natural gas distribution revenue and $177.8 million of regulated water reclamation and distribution revenue).
For the six months ended June 30, 2025, the Regulated Services Group reported net earnings of $173.3 million as compared to $134.9 million in the comparable period in the prior year.
Highlights of the changes are summarized in the following table:

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	21

(all dollar amounts in $ millions)	Six months ended June 30
Prior Period Net Earnings	$134.9

Regulated Services Group EBIT[1]:
Electricity:
Increase is primarily due to:
–a one-time $7.0 million true-up recorded in the first quarter of 2024 at the Empire District Electric System
–favourable weather, which resulted in an increase of net earnings of approximately $4.4 million at the Empire District Electric System
–the implementation of approved rates at the BELCO Electric System of $2.9 million (2024 approved rates were effective in the second quarter of 2024)
–one-time depreciation adjustment of $4.2 million related to Granite State Electric partially offset by higher depreciation across all utilities of $3.8 million
Partially offset by:
–a one-time reduction of plant in service of $4.8 million related to Granite State Electric
9.5
Gas:
Increase is primarily due to:
–the implementation of approved rates of $10.7 million at the Midstates (MO, IL) and Peach State (GA) Gas Systems
–higher revenue of approximately $2.0 million relating to one-time lower revenues recorded in the first and second quarters of 2024
–lower bad debt expense of $5.0 million including approximately $3.0 million of one-time expense recorded in the second quarter of 2024
–increase in other income of $5.6 million at the Empire (MO) Gas System relating to a one-time rate case adjustment due to over-amortization of pension and Other Post-Employment Benefits balance

Partially offset by:
–higher depreciation across the majority of gas systems of $4.7 million
–higher property tax of $1.5 million at the EnergyNorth (NH) gas system, only partially recovered through higher property tax mechanism revenues
17.2
Water: Increase is primarily due to: –the implementation of approved rates of $14.8 million at the New York (NY) (2024 approved rates were effective the third quarter of 2024, retroactive to the second quarter of 2024), Midstates (MO, IL) and Arkansas (AR) Water Systems Partially offset by: –higher depreciation of $2.0 million –rate case adjustment of $3.3 million at the Litchfield Park (AZ) Water and Sewer System	7.0
Other:	(1.2)

Interest expense: Decrease due to repayment of debt	29.1
Income tax expense: Increase primarily due to higher earnings before tax	(20.2)
Net earnings attributable to non-controlling interests: Decrease due to lower wind production resulting in lower HLBV	(3.0)
Current Period Net Earnings	$173.3
[1] See Caution Concerning Non-GAAP Measures.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Regulatory Proceedings
The following table summarizes the major regulatory proceedings currently underway or completed or effective in 2025 within the Regulated Services Group. The Company filed cases for Litchfield Park Water & Sewer, New England Natural Gas and BELCO in the first half of 2025.

Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
Completed Rate Reviews
BELCO	Bermuda	General Rate Case ("GRC")	$34.8
On September 30, 2021, filed its revenue allowance application in which it requested a $34.8 million increase for 2022 and a $6.1 million increase for 2023. On March 18, 2022, the Regulatory Authority ("RA") approved an annual increase of $22.8 million, for a revenue allowance of $224.1 million for 2022 and $226.2 million for 2023. The RA authorized a 7.16% rate of return, comprised of a 62% equity and an 8.92% return on equity ("ROE"). In April 2022, BELCO filed an appeal in the Supreme Court of Bermuda challenging the decisions made by the RA through the recent Retail Tariff Review. On February 23, 2024, the Bermuda Supreme Court issued an order denying the BELCO appeal. On April 11, 2025, BELCO and the RA filed a consent order with the court thereby concluding the matter.

Midstates Gas	Missouri	GRC	$13.2
On February 9, 2024, filed an application seeking an increase in revenues of $13.2 million based on an ROE of 10.80% and an equity ratio of 52.92%. On July 18, 2024, the Staff of the MPSC and Office of the Public Counsel ("OPC") filed direct testimony. Staff proposed a base revenue increase of $4.4 million based on a 50% equity ratio and 9.45% ROE. OPC recommended a 47.5% equity ratio and 9.50% ROE. On August 22, 2024 the parties filed rebuttal testimony. On September 19, 2024 the parties filed surrebuttal testimony. On October 9, 2024, Staff filed a motion to suspend the procedural schedule and evidentiary hearing given that the parties reached a settlement resolving all issues. The parties filed a stipulation agreement on October 22, 2024 agreeing to an increase in annual distribution revenues of $9.1 million. On November 6, 2024, the MPSC unanimously voted to approve the settlement agreement. A written order was issued January 2, 2025 with approved rates effective January 8, 2025.

Missouri Water	Missouri	GRC	$8.1
On March 13, 2024, filed an application seeking an increase in revenues of $8.1 million based on an ROE of 10.62% and an equity ratio of 52.6%. On August 20, 2024, Staff filed direct testimony recommending an increase in annual revenues of $7.8 million based on an ROE of 9.45% and an equity ratio of 50%. The City of Bolivar recommended an increase in annual revenues of $7.5 million. On September 27, 2024, the parties filed rebuttal testimony. Surrebuttal testimony was filed on October 24, 2024. On December 6, 2024, a Unanimous Global Stipulation & Agreement was filed with the MPSC with an annual revenue increase of approximately $6.2 million. The MPSC issued an order approving the settlement on January 23, 2025. Approved rates became effective on March 1, 2025.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	23

Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
Arkansas Water	Arkansas	GRC	$2.3
On March 14, 2024, filed an application seeking an increase in revenues of $2.3 million based on an ROE of 10.62% and an equity ratio of 52.5%. On August 27, 2024, Staff filed testimony recommending an annual revenue increase of $1.5 million, based on an ROE of 9.80%. On September 24, 2024, the Company filed rebuttal testimony updating its proposed annual revenue increase to $1.8 million. Surrebuttal testimony was filed by the parties on October 22, 2024 and the Company's surrebuttal testimony was filed on October 29, 2024. On November 12, 2024, the Company and the Staff of the Arkansas Public Service Commission (“APSC”) filed a settlement with an annual revenue increase of $1.5 million. On January 14, 2025, the APSC issued an order approving the settlement agreement and ordered compliance tariffs to be filed within seven days of the January 14, 2025 order. The APSC approved the compliance tariffs on February 7, 2025. Approved rates became effective March 1, 2025.

New Brunswick Gas	New Brunswick	GRC	C$1.6
On April 15, 2024, filed an application seeking an increase in revenues of C$1.6 million based on an ROE of 9.80% and an equity ratio of 45%. On August 16, 2024, the Office of the Public Intervenor filed testimony. On September 27, 2024, the Company filed rebuttal testimony. An evidentiary hearing was held on October 4, 7 and 8, 2024. On December 31, 2024, the New Brunswick Energy & Utilities Board (the "Board") issued an order authorizing an annual increase in revenue of C$1.2 million; on April 30, 2025, the Board issued its Reasons for Decision.

Rio Rico Water & Sewer, Bella Vista Water, Beardsley Water, Cordes Lakes Water	Arizona	GRC	$6.0
On December 28, 2023, filed an application seeking an increase in revenues of $6.0 million based on an ROE of 10.95% and an equity ratio of 54%. On June 26, 2024, the Arizona Corporation Commission ("ACC") granted the Company's request to extend the procedural schedule with a hearing on the merits scheduled for March 24-28, 2025. Staff testimony, which recommends an increase of $2.9 million in revenue based on an ROE of 9.4% and an equity ratio of 54%, was filed and supplemented on January 8, 2025. On February 5, 2025, the Company notified the ACC that the parties had reached a settlement in principle that would resolve all matters in the rate case. The parties filed a settlement agreement on February 21, 2025, which would result in an increase in revenues of $4.2 million. On March 25-26, 2025 the ACC held a hearing on the settlement agreement. On June 18, 2025, the ACC approved the settlement agreement with approved rates taking effect July 1, 2025.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
Granite State Electric	New Hampshire	GRC	$15.5
On May 5, 2023, filed an application seeking a permanent increase in revenues of $15.5 million based on an ROE of 10.35% and an equity ratio of 55%. Temporary rates of $5.5 million were implemented on July 1, 2023. On December 13, 2023, the Department of Energy ("DOE") filed a motion seeking to dismiss the case. An evidentiary hearing was held on January 23, 2024. The case was stayed by the New Hampshire Public Utilities Commission ("NHPUC") until May 15, 2024 so that it may contemplate the motion and the Company's third-party review of its financial information. On April 2, 2024 the NHPUC directed the Company to cooperate with the DOE and all other parties to develop a mutually-agreeable scope of work for the third-party report, to be filed with the NHPUC no later than April 15, 2024. Because there was no agreement on the scope of work, the Company filed the third-party report which concluded that the accounting information included in the rate filing provides a sufficient basis for determining the Company’s revenue requirement and that 2023 accounting data provides a sufficient basis for inclusion in the Company’s regulatory filings. On April 24, 2024, the Company filed an updated revenue requirement, seeking an increase in revenues of $14.7 million. On April 30, 2024, the NHPUC rejected the scope of the third-party report that was submitted, ordered an independent audit facilitated by the DOE with a procedural schedule for the next phase of the proceeding due no later than May 20, 2024, and deferred a ruling on the DOE motion to dismiss. The NHPUC extended the stay until September 16, 2024 to assess the issues that were raised in the docket and called for a status report required by August 30, 2024. On September 30, 2024, the Company notified the NHPUC that the parties were engaged in settlement discussions. The parties filed a settlement agreement on November 18, 2024. A hearing on the settlement agreement was held on January 15, 2025. Initial briefs on the NHPUC's authority to approve the settlement were filed January 31, 2025. A hearing was held March 20, 2025. On March 25, 2025, the NHPUC issued a Procedural Order approving the settlement agreement which resulted in a $5.5 million increase in annual revenues. Approved rates took effect April 1, 2025. On April 24, 2025, the NHPUC issued a further order stating its reasons for approval of the settlement agreement.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
Pending Rate Reviews
EnergyNorth Gas	New Hampshire	GRC	$27.5
On July 27, 2023, filed an application seeking an increase in revenues of $27.5 million based on an ROE of 10.35% and an equity ratio of 55%. Temporary rates of $8.7 million were approved by the NHPUC on October 31, 2023. The temporary increased revenue requirement is retroactive to October 1, 2023. On February 5, 2024, the Company requested that the NHPUC stay the case until April 12, 2024 so that the Company can provide the NHPUC with a third-party review of the financial information upon which the revenue requirement is predicated. On February 16, 2024, the DOE filed a motion seeking to dismiss the case. On March 14, 2024 the NHPUC issued an order staying the case until June 7, 2024, so that it may contemplate the motion and so that the Company can provide the NHPUC with a third-party review of the financial information within the rate application. On April 17, 2024, the Company filed a proposed scope for the third-party review. On August 16, 2024 the DOE filed a status update informing NHPUC that the parties met to discuss a comprehensive settlement of all issues in the case and intend to more fully engage in settlement discussions once a settlement in the Granite State Electric case is reached. On November 20, 2024, the NHPUC extended the stay of the proceeding to accommodate settlement negotiations until January 21, 2025. On April 21, 2025, the NHPUC further extended the stay of the proceeding until May 30, 2025. On June 13, 2025, a settlement agreement was filed with the NHPUC supporting a continuation of rates approved on October 31, 2023. A hearing on the settlement was held July 31, 2025.

Park Water	California	GRC	$9.3
On January 2, 2024, filed an application seeking an increase in revenues of $9.3 million based on an ROE of 9.35% and an equity ratio of 57%. On July 24, 2024, the Public Advocates Office at the California Public Utilities Commission (the "California PUC") filed testimony recommending a $2.4 million decrease in revenues for 2025. On September 23, 2024, the Company served rebuttal testimony seeking $9.0 million revenue increase. Legal briefs were filed in December 2024. On December 5, 2024, in the Cost of Capital proceeding for Small Class A Water Utilities, the California PUC issued an order increasing Park Water's ROE to 9.57%. On May 30, 2025, the Commission authorized an interim increased revenue requirement of $0.9 million or 2.3%, effective July 1, 2025.

Apple Valley Water	California	GRC	$3.1
On January 2, 2024, filed an application seeking an increase in revenues of $3.1 million based on an ROE of 9.35% and an equity ratio of 57%. On July 24, 2024, the Public Advocates Office at the California PUC filed testimony recommending a $3.9 million decrease in revenues for 2025. On September 23, 2024, the Company served rebuttal testimony seeking $2.9 million revenue increase. Legal briefs were filed in December 2024. On December 5, 2024, in the Cost of Capital proceeding for Small Class A Water Utilities, the California PUC issued an order increasing Apple Valley Water’s ROE to 9.57%. On May 30, 2025, the Commission authorized an interim increased revenue requirement of $0.7 million, or 2.3%, effective July 1, 2025.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
CalPeco Electric	California	GRC	$39.8
On September 20, 2024, filed an application seeking a net increase in revenues of $39.8 million based on an ROE of 11% and an equity ratio of 52.5%. On March 5, 2025, the Company filed a Motion for Interim Rate Relief and Request for Expedited Treatment in which it requested an interim rate recovery of 50% of its proposed base revenue requirement on a monthly basis beginning June 1, 2025 until issuance of a final decision in the proceeding. The Utility Reform Network ("TURN") and the Public Advocates Office ("Cal Advocates") opposed the Company’s request. On July 2, 2025, Cal Advocates, TURN and other intervenors in the proceeding filed testimony. Cal Advocates recommended an overall increase of $24.8 million. The Company served rebuttal testimony on July 24, 2025.

Empire Electric	Missouri	GRC	$152.8
On November 6, 2024, filed an application seeking an increase in net operating revenues of $92.1 million based on an ROE of 10% and an equity ratio of 53.1%. On February 3, 2025, Staff of the MPSC and the Office of the Public Counsel filed motions to dismiss the case. The Company withdrew its tariff sheets on February 26, 2025 and refiled revised tariff sheets on the same day seeking a base rate revenue increase of $152.8 million. When considering the rebasing of test year revenues for fuel and purchased power costs and the energy efficiency cost recovery rate, the filing continues to seek a net operating revenue increase of $92.1 million. On March 5, 2025, the MPSC suspended the new tariff sheets until January 2, 2026. On April 10, 2025, the MPSC approved a procedural schedule for the case and on April 23, 2025, the Commission extended the true-up period from September 30, 2024 to March 31, 2025. On July 2, 2025, the Staff of the MPSC filed direct testimony proposing a $121 million base rate revenue increase. Staff recommended an equity ratio of 53.1% and an ROE of 9.5% but with a proposed 100 basis point reduction associated with customer service and billing issues. Rebuttal Testimony is due on August 18, 2025.

St. Lawrence Gas	New York	GRC	$2.2
On November 27, 2024, filed an application seeking an increase of revenues of $2.2 million based on an ROE of 9.9% and an equity ratio of 48%. On April 1, 2025, Staff of the New York Department of Public Service recommended a $1.19 million decrease in rates. On April 22, 2025, the Company submitted rebuttal testimony requesting approximately $2.33 million. The Company filed notice and began confidential settlement negotiations on May 6, 2025.

New England Natural Gas	Massachusetts	GRC	$55.8
On June 13, 2025, filed an application seeking an increase of revenues of $55.8 million based on an ROE of 9.9% and an equity ratio of 53%. The request includes approximately $30 million of previously authorized Gas System Enhancement Program rate base and a 5 year performance based ratemaking plan.

Litchfield Park Water & Sewer	Arizona	GRC	$17.8
On June 30, 2025, filed rate applications with the Arizona Corporation Commission for its water and wastewater systems, requesting a combined revenue increase of $17.8 million. The request is based on an ROE of 10.8% and an equity ratio of 54%. As part of the application, the Company is seeking approval for the implementation of an annual formula rate based adjustment mechanism.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
CalPeco Electric	California	Wildfire Expense Memorandum Application	$78.2
On June 20, 2025, filed an application to recover $78.2M in costs associated with the 2020 Mountain View Fire recorded in the Wildfire Expense Memorandum Account. These costs include claim settlements in excess of Liberty’s wildfire insurance coverage, legal costs, and financing costs related to the Mountain View Fire.

BELCO	Bermuda	GRC	$2.9
Since March 2025, BELCO has been providing data to the Bermuda Regulatory Authority to establish rates effective January 1, 2026 and January 1, 2027. BELCO has requested an increase in revenue of $1.9 million for 2026 and $1.0 million for 2027 (excluding fuel costs). This request is based on an ROE of 12.36% for both years and an equity ratio of 62%. A final order is expected in October 2025.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

CORPORATE GROUP NET EARNINGS AND ADJUSTED NET EARNINGS
Key financial information related to the Corporate Group is as follows:

2025 Second Quarter and Year-to-Date Corporate Group Net Earnings and Adjusted Net Earnings[1,2]
	Three months ended			Six months ended
	June 30			June 30
(all dollar amounts in $ millions)	2025		2024	2025	2024
Revenue	0.3		0.2	0.8	0.6
Less: Operating expenses	3.2		2.3	3.9	3.0
Less: (Gains)/Loss on foreign exchange	14.0		(2.1)	17.9	(2.6)
Less: Depreciation and amortization	0.2		0.8	0.4	1.5
Add: Interest, dividend and other income	6.7		22.3	6.6	44.8
Add: Change in value of investments carried at fair value	—		169.9	—	22.2
Less: Other expenses
Pension and post-employment non-service costs	—		—	—	—
Other gains/(losses)	2.4		(4.3)	(3.9)	(9.0)
Gain/(Loss) on derivative financial instruments	—		0.8	(7.5)	1.5
Corporate Group EBIT[1,3]	(8.0)		187.9	(26.2)	58.2
Less: Interest expense	(33.4)		(43.8)	(69.5)	(84.0)
Less: Income tax recovery / (expense)	2.6		(15.3)	9.5	8.4
Corporate Group Net Earnings	(38.8)		128.8	(86.2)	(17.4)
Add / (Less): Adjusted items
Loss (Gain) on derivative financial instruments	(0.3)		(0.1)	6.9	(0.2)
Restructuring costs[4]	6.8		6.0	12.4	10.4
(Gain)/Loss on foreign exchange	14.0		(2.1)	17.9	(2.6)
Change in value of investments carried at fair value	—		(169.9)	—	(22.2)
Adjustment for taxes related to above	(1.7)	—	27.5	(2.2)	12.9
Corporate Group Adjusted Net Earnings[1]	(20.0)		(9.8)	(51.2)	(19.1)

1	See Caution Concerning Non-GAAP Measures.
2
This table contains a reconciliation of Adjusted Net Earnings to net earnings for the Corporate Group. The relevant sections of the table are derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations and Note 14 in the unaudited interim condensed consolidated financial statements, "Segmented Information". This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings for the Corporate Group and provides additional information related to the operating performance of the Corporate Group. Investors are cautioned that Adjusted Net Earnings should not be construed as an alternative to net earnings.

3
This table contains a reconciliation of EBIT to net earnings for the Corporate Group. The relevant sections of the table are derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations and Note 14 in the unaudited interim condensed consolidated financial statements, "Segmented Information". This supplementary disclosure is intended to more fully explain disclosures related to EBIT and provides additional information related to the operating performance of the Corporate Group. Investors are cautioned that EBIT should not be construed as an alternative to net earnings.

4	See Note 12 in the unaudited interim condensed consolidated financial statements.
For the three and six months ended June 30, 2025, interest, dividend and other income includes dividends from Atlantica of $nil as compared to $21.8 million and $43.6 million, respectively, during the same periods in 2024. Similarly, for the three and six months ended June 30, 2025, change in investments carried at fair value was $nil as compared to a gain of $169.9 million and $22.1 million, respectively, in the same periods in 2024. The decrease is due to the sale of the Company's ownership interest in Atlantica on December 12, 2024.
During the three and six months ended June 30, 2025, interest expense totaled $33.4 million and $69.5 million as compared to $43.8 million and $84.0 million, respectively, in the same periods in 2024. The decrease was primarily driven by lower borrowing due to the usage of the proceeds from sale of the Company's investment in Atlantica and the Renewables Sale.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	29

For the three and six months ended June 30, 2025, other net losses primarily related to restructuring costs (including third party consulting charges) of $6.8 million and $12.4 million for the three and six months ended June 30, 2025, respectively, as compared to $6.0 million and $10.4 million, respectively, during the same periods in 2024.

HYDRO GROUP NET EARNINGS
Key financial information related to the Hydro Group is as follows:

2025 Second Quarter and Year-to-Date Hydro Group Net Earnings[1]
	Three months ended		Six months ended
	June 30		June 30
(all dollar amounts in $ millions)	2025	2024	2025	2024
Revenue	$10.6	$9.6	$20.2	$18.8
Less: Operating expenses	3.0	2.2	5.5	5.1
Less: Depreciation and amortization	$1.8	$1.7	$3.6	$3.3
Add: Interest, dividend and other income	0.1	—	0.2	—
Hydro Group EBIT[2]	5.9	5.7	11.3	10.4
Less: Interest expense	(0.3)	(0.2)	(0.5)	(0.5)
Less: Income tax (expense) / recovery[3]	4.5	(1.4)	16.9	(2.3)
Net effect of non-controlling interests	(1.0)	(0.8)	(2.0)	(1.8)
Hydro Group Net Earnings	$9.1	$3.3	$25.7	$5.8

1
This table contains a reconciliation of EBIT to net earnings for the Hydro Group. The relevant sections of the table are derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations and Note 14 in the unaudited interim condensed consolidated financial statements, "Segmented Information". This supplementary disclosure is intended to more fully explain disclosures related to EBIT and provides additional information related to the operating performance of the Hydro Group. Investors are cautioned that EBIT should not be construed as an alternative to net earnings.

2	See Caution Concerning Non-GAAP Measures.
3
For the three and six months ended June 30, 2025, income tax primarily relates to $2.5 million and $15.9 million, respectively, of income tax recovery from the tax basis step-up during Hydro Group's asset reorganization related to the Renewables Sale.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

DISCONTINUED OPERATIONS: RENEWABLE ENERGY GROUP
The former renewable energy group (excluding hydro), presented as discontinued operations, generated and sold electrical energy produced by its diverse portfolio of renewable power generation and clean power generation facilities located in the United States and Canada. The renewable energy group (excluding hydro) was sold by the Company on January 8, 2025.
Key financial information related to the discontinued operations is as follows:

2025 Second Quarter and Year-to-Date Discontinued Operations Results
	Three months ended		Six months ended
	June 30		June 30
(all dollar amounts in $ millions)	2025	2024	2025	2024
Revenue	$—	$83.3	$7.4	$174.3
Operating loss	$—	$(3.6)	$(1.3)	$(14.7)
Net income (loss) attributable to AQN	$6.7	$20.6	$8.1	$(11.7)

For the three and six months ended June 30, 2025, the renewable energy group's facilities generated operating revenue of $nil and $7.4 million, respectively, as compared to $83.3 million and $174.3 million, respectively, in the comparable periods in the prior year. The net income attributable to the Company for the three and six months ended June 30, 2025, was $6.7 million and $8.1 million, respectively, and was primarily driven by income tax recovery. The net gain/loss attributable to the Company for the same periods in 2024 was a gain of $20.6 million and a loss of $11.7 million, respectively.
Due to the Renewables Sale, during the three months ended June 30, 2025, cash provided by operating activities was $nil as compared to $78.3 million during the same period in 2024. Cash used in investing activities was $nil as compared to $88.3 million during the same period in 2024. During the six months ended June 30, 2025, cash provided by operating activities was $nil as compared to $76.8 million during the same period in 2024. Cash used in investing activities was $nil as compared to $110.1 million during the same period in 2024.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	31

NON-GAAP FINANCIAL MEASURES
Reconciliation of EBIT to Net Earnings
The following table is derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to EBIT of AQN and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three months ended		Six months ended
	June 30		June 30
(all dollar amounts in $ millions)	2025	2024	2025	2024
Net earnings attributable to shareholders	$24.1	$200.7	$120.9	$111.6
Add (deduct):
Income tax expense	7.0	25.3	26.8	26.9
Net earnings attributable to the non-controlling interest	(18.0)	(23.3)	(35.9)	(39.1)
Loss (Earnings) from discontinued operations, net of tax	(6.7)	(20.6)	(8.1)	11.7
Interest expense	67.8	93.2	139.2	182.8
EBIT	$74.2	$275.3	$242.9	$293.9

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	32

Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings of AQN and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings of AQN exclusive of these items:

	Three months ended		Six months ended
	June 30		June 30
(all dollar amounts in $ millions except per share information)	2025	2024	2025	2024
Net earnings attributable to shareholders	$24.1	$200.7	$120.9	$111.6
Add (deduct):
Loss (Earnings) from discontinued operations, net of tax	(6.7)	(20.6)	(8.1)	11.7
Loss (Gain) on derivative financial instruments	(0.3)	(0.1)	6.9	(0.2)
Restructuring costs[1]	6.8	6.0	12.4	10.4
Loss (Gain) on foreign exchange	14.0	(2.1)	17.9	(2.6)
Change in value of investments carried at fair value[2]	—	(169.9)	—	(22.2)
Adjustment for taxes related to above	(1.7)	27.5	(2.2)	12.9
Adjusted Net Earnings	$36.2	$41.5	$147.8	$121.6
Adjusted Net Earnings per common share	$0.04	$0.06	$0.19	$0.17

1	See Note 12 in the unaudited interim condensed consolidated financial statements.
2	See Note 6 in the unaudited interim condensed consolidated financial statements.

For the three months ended June 30, 2025, Adjusted Net Earnings totaled $36.2 million as compared to $41.5 million for the same period in 2024, a decrease of $5.3 million.

For the six months ended June 30, 2025, Adjusted Net Earnings totaled $147.8 million as compared to $121.6 million for the same period in 2024, an increase of $26.2 million.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	33

SUMMARY OF PROPERTY, PLANT AND EQUIPMENT EXPENDITURES

	Three months ended		Six months ended
	June 30		June 30
(all dollar amounts in $ millions)	2025	2024	2025	2024
Regulated Services Group
Sustaining[1]	$110.1	$118.1	$188.0	$230.8
Growth	$26.1	$45.8	$48.4	$92.6
	$136.2	$163.9	$236.4	$323.4

Hydro Group	$0.7	$1.1	$1.2	$1.4
Corporate Group	$—	$—	$—	$—

Total Capital Expenditures	$136.9	$165.0	$237.6	$324.8

1	Refers to maintenance expenditure incurred during the period.
2025 Second Quarter Property, Plant and Equipment Expenditures
During the three months ended June 30, 2025, the Regulated Services Group made capital expenditures of $136.2 million as compared to $163.9 million during the same period in 2024. The decrease of $27.7 million is mainly due to timing of capital expenditures incurred and unrepeated technology projects in 2025. The Regulated Services Group's investments during the second quarter of 2025 were primarily related to the construction of transmission and distribution main replacements, work on new and existing substation assets, and initiatives relating to the safety and reliability of water, electric and natural gas systems.
During the three months ended June 30, 2025, the Hydro Group made capital expenditures of $0.7 million as compared to $1.1 million during the same period in 2024. Investments during the second quarter of 2025 were primarily related to ongoing repairs and maintenance at existing operating sites.
During the three months ended June 30, 2025 and June 30, 2024, the Corporate Group incurred no sustaining capital expenditures.
2025 Year-to-Date Property, Plant and Equipment Expenditures
During the six months ended June 30, 2025, the Regulated Services Group incurred capital expenditures of $236.4 million as compared to $323.4 million during the same period in 2024. The decrease of $87.0 million is mainly due to timing of capital expenditures incurred and unrepeated technology projects in 2025. The Regulated Services Group's investments year-to-date in 2025 were primarily related to the construction of transmission and distribution main replacements, work on new and existing substation assets, and initiatives relating to the safety and reliability of electric and natural gas systems.
During the six months ended June 30, 2025, the Hydro Group made capital expenditures of $1.2 million as compared to $1.4 million during the same period in 2024. Investments year-to-date in 2025 were primarily related to ongoing repairs and maintenance at existing operating sites.
During the six months ended June 30, 2025 and June 30, 2024, the Corporate Group incurred no sustaining capital expenditures.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	34

LIQUIDITY AND CAPITAL RESERVES
AQN has revolving credit and letter of credit facilities as well as separate credit facilities for the Regulated Services Group to manage liquidity and working capital requirements (collectively the "Bank Credit Facilities").
Bank Credit Facilities
The following table sets out the Bank Credit Facilities available to AQN and its operating groups as at June 30, 2025:

	As at	As at
	June 30, 2025	December 31, 2024
(all dollar amounts in $ millions)	Total	Total
Revolving and term credit facilities[1]	$2,368.4	$2,380.3
Funds drawn on facilities / commercial paper issued	(467.8)	(814.8)
Letters of credit issued	(30.3)	(26.2)
Liquidity available under the facilities	1,870.3	1,539.3
Undrawn portion of uncommitted letter of credit facilities	(67.4)	(63.3)
Cash on hand	54.3	34.8
Total Liquidity and Capital Reserves	$1,857.2	$1,510.8

[1] Includes a $75 million uncommitted standalone letter of credit facility and $193.5 million drawn term facilities of Suralis and BELCO as at June 30, 2025 ($180.3 million as at December 31, 2024).
Regulated Services Group
As at June 30, 2025, the Regulated Services Group's $1.0 billion senior unsecured revolving credit facility (the "Long-Term Regulated Services Credit Facility") had no amounts drawn and had $22.7 million of outstanding letters of credit. The Long-Term Regulated Services Credit Facility matures on April 29, 2027. As at June 30, 2025, the Regulated Services Group had $212.0 million of commercial paper issued and outstanding.
As at June 30, 2025, the Regulated Services Group's $100.0 million senior unsecured revolving credit facility (the "Bermuda Credit Facility") had $62.4 million drawn. Subsequent to quarter end, on July 10, 2025, the Regulated Services Group amended and restated the existing Bermuda Credit Facility by decreasing the facility limit from $100.0 million to $25.0 million and extending the maturity to July 10, 2027. Concurrently with the amendment and restatement of the Bermuda Credit Facility, the Regulated Services Group fully repaid the $62.4 million drawn on the Bermuda Credit Facility.
As at June 30, 2025, the Regulated Services Group had a $49.5 million drawn term loan facility at BELCO. Subsequent to quarter end, on July 10, 2025, BELCO fully repaid this term loan facility.
On June 24, 2025, the Regulated Services Group's $25.0 million senior unsecured revolving credit facility was terminated on its maturity date.
Corporate Group
As at June 30, 2025, the $1.0 billion senior unsecured revolving credit facility (the "Corporate Credit Facility") had no amounts drawn and had no outstanding letters of credit. The Corporate Credit Facility matures on March 31, 2028.
As at June 30, 2025, the Company had issued $7.6 million of letters of credit from its $75.0 million uncommitted letter of credit facility.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	35

Long-Term Debt

On May 19, 2025, Liberty Utilities (CalPeco Electric) LLC repaid a $25.0 million senior unsecured utility note prior to its maturity on December 29, 2025.

On June 30, 2025, Liberty Utilities (Granite State Electric) Corp. repaid a $5.0 million senior unsecured utility note prior to its maturity on July 1, 2025.

Issuance of $200.0 Million of Senior Unsecured Notes
Subsequent to quarter end, on July 10, 2025, BELCO completed a private placement offering of $200.0 million aggregate principal amount of 5.28% senior notes due June 14, 2030 (the "Senior Notes"). The Senior Notes are unsecured and unsubordinated obligations of BELCO and senior in right of payment to any existing and future subordinated indebtedness. BELCO used the net proceeds from the sale of the Senior Notes to repay certain existing indebtedness and for other general corporate purposes. On July 10, 2025, BELCO fully repaid its $49.5 million term loan facility ahead of its scheduled maturity of December 26, 2031. On July 10, 2025, BELCO fully repaid the $62.4 million drawn on its Bermuda Credit Facility.

Credit Ratings
AQN has a long-term consolidated corporate credit rating of BBB from Standard & Poor's Financial Services LLC, ("S&P"), a BBB rating from Morningstar DBRS ("DBRS") and a BBB issuer rating from Fitch Ratings Inc. ("Fitch").
Liberty Utilities has a corporate credit rating of BBB from S&P, a BBB issuer rating from Fitch and a Baa2 issuer rating from Moody's Investor Service, Inc. ("Moody's"). Debt issued by Liberty Utilities has a rating of BBB from S&P, BBB+ from Fitch and Baa2 from Moody's. Debt issued by Liberty Utilities Finance GP1 ("Liberty GP") has a rating of BBB (high) from DBRS, BBB+ from Fitch, BBB from S&P and Baa2 from Moody's. The Empire District Electric Company has an issuer rating of BBB from S&P and a Baa1 rating from Moody's. Liberty Utilities (Canada) LP, the parent company for the Canadian regulated utilities under the Regulated Services Group, has an issuer rating of BBB from DBRS. The fixed-rate securitized utility tariff bonds (series 2024-A) issued by Empire District Bondco, LLC have a rating of AAA (sf) from S&P and Moody's.
Contractual Obligations
There were no material changes in payments due for each of the next five years pursuant to the Company’s contractual obligations as at June 30, 2025 as compared to December 31, 2024.
Equity
The common shares of AQN are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol "AQN". As at August 7, 2025 AQN had 768,025,001 issued and outstanding common shares.
AQN may issue an unlimited number of common shares. The holders of common shares are entitled to dividends, if and when declared; to one vote for each share at meetings of the holders of common shares; and to receive a pro rata share of any remaining property and assets of AQN upon liquidation, dissolution or winding up of AQN. All common shares are of the same class and with equal rights and privileges and are not subject to future calls or assessments.
AQN is also authorized to issue an unlimited number of preferred shares, issuable in one or more series, containing terms and conditions as approved by the board of directors of the Company (the "Board"). As at August 7, 2025, AQN had outstanding:
•4,800,000 Cumulative Rate Reset Preferred Shares, Series A, yielding 6.576% annually for the five-year period ending on December 31, 2028: and
•4,000,000 Cumulative Rate Reset Preferred Shares, Series D, yielding 6.853% annually for the five year period ending on March 31, 2029.

Declaration of 2025 Third Quarter Dividend of $0.0650 (C$0.0893) per Common Share
The Board has declared a third quarter 2025 dividend of $0.0650 per common share payable on October 15, 2025 to shareholders of record on September 30, 2025.
The Canadian dollar equivalent for the third quarter 2025 dividend is C$0.0893 per common share.

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Changes in the level of dividends paid by AQN are at the discretion of the Board, with dividend levels being reviewed periodically by the Board in the context of AQN's financial performance and growth prospects.
The previous four quarter U.S. and Canadian dollar equivalent dividends per common share have been as follows:

	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Total
U.S. dollar dividend	$0.0650	$0.0650	$0.0650	$0.0650	$0.2600
Canadian dollar equivalent	$0.0901	$0.0934	$0.0897	$0.0893	$0.3625
Dividend Reinvestment Plan
Effective March 16, 2023, AQN suspended its shareholder dividend reinvestment plan (the "Reinvestment Plan") for registered holders of common shares of AQN. Effective for the first quarter 2023 dividend (paid on April 14, 2023 to shareholders of record on March 31, 2023), shareholders participating in the Reinvestment Plan began receiving cash dividends. If the Company elects to reinstate the Reinvestment Plan in the future, shareholders who were enrolled in the Reinvestment Plan at its suspension and remain enrolled at reinstatement will automatically resume participation in the Reinvestment Plan.
As at June 30, 2025, 168,595,010 common shares representing approximately 22% of total common shares outstanding had been registered with the Reinvestment Plan.
SHARE-BASED COMPENSATION PLANS
As at June 30, 2025, the following share-based compensation awards were outstanding which may be exercised or settled, as applicable, for common shares of the Company:

Share-based compensation awards	Total
Options	2,045,079
Performance and Restricted Share Units	5,976,203
Director's Deferred Share Units	703,618
Bonus Deferral Restricted Share Units	193,627
AQN also has an Employee Share Purchase Plan (the "ESPP") which allows eligible employees to use a portion of their earnings to purchase common shares of AQN. As at June 30, 2025, a total of 4,207,181 common shares had been issued under the ESPP.
ENTERPRISE RISK MANAGEMENT
The Corporation is subject to a number of risks and uncertainties, certain of which are described below. The risks discussed below are not intended to be a complete list of all risks that AQN, its subsidiaries and affiliates are encountering or may encounter. Please see the Company's most recent AIF and Annual MD&A available on SEDAR+ and EDGAR for a further discussion of risk factors to which the Company is subject. To the extent of any inconsistency, the risks discussed below are intended to provide an update on those that were previously disclosed.
Risks Related to Changes in Laws and Regulations
The operations and activities of the Company, its subsidiaries and its business units are subject to the laws, regulations, orders and other requirements of a variety of federal, state, provincial and local governments and courts, including regulatory commissions, environmental agencies and other regulatory bodies, which laws, regulations, decisions, orders, rules and other requirements affect the operations and activities of, and costs incurred by, the Company. The Company is accordingly subject to risks associated with: changing political conditions and changes in political leadership, changes in, modifications to, reinterpretations of or application of existing laws, rules, orders or regulations, the imposition of new laws, rules, orders or regulations (including the imposition of import controls and tariffs and the power of eminent domain), court decisions, and the taking of other action by governmental, judicial or regulatory authorities, including, but not limited to, a pause, reduction or elimination of relevant federal funding, incentives, credits or programs, revocation, lapse, limitation or non-renewal of utility franchises or other rights to provide utility services to existing or new customers, potential limitations on water rights used by utilities in providing service, eminent domain of assets, termination of contracts, actions to municipalize utility service areas or limitations on utility growth and/or expansions of service areas, any of which could adversely affect the Company's business, regulatory approvals, assets, results of operations and financial condition. If the

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Company or any of its subsidiaries or business units were found to be in violation of such applicable laws, regulations, orders or other requirements, they could be subject to significant penalties or legal actions and/or legal or regulatory decisions that could have a material impact on the Company.
Treasury Risk Management
Capital Markets and Liquidity Risk
As at June 30, 2025, the Company and its subsidiaries had approximately $6.3 billion of long-term consolidated indebtedness. Management of the Company believes, based on its current expectations as to the Company's future performance, that the cash flow from operations, the funds available under its credit facilities, and its ability to access capital markets will be adequate to enable the Company to finance its operations, execute its business strategy and maintain an adequate level of liquidity. However, the Company's expected revenue and capital expenditures are only estimates. Moreover, actual cash flows from operations will depend on regulatory, market and other conditions that are beyond the Company's control and which may be impacted by the risk factors herein. As a result, there can be no assurance that management's expectations as to future performance will be realized.
The Company's ability to obtain additional debt or equity or issue other securities, on favourable terms or at all, may be adversely affected by negative perceptions of the Company, any adverse financial or operational performance, the price of the Common Shares of the Company, financial market disruptions, the failure or collapse of any financial institution, prevailing market views and perceptions, or other factors outside the Company's control. In addition, the Company may at times incur indebtedness in excess of its long-term leverage targets, in advance of raising the additional equity or similar securities necessary to repay such indebtedness and maintain its long-term leverage target. Any increase in the Company's leverage or degradation of key credit metrics below threshold levels could, among other things: limit the Company's ability to obtain additional financing for working capital, investments in subsidiaries, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; restrict the Company's flexibility and discretion to operate its business; limit the Company's ability to declare dividends or maintain prior dividend levels; require the Company to dedicate a portion of cash flows from operations to the payment of interest on its existing indebtedness, in which case such cash flows would not be available for other purposes; cause rating agencies to re-evaluate or downgrade the Company's existing credit ratings; require the Company to post additional collateral security under some of its contracts and hedging arrangements; expose the Company to increased interest expense on borrowings at variable rates; limit the Company's ability to adjust to changing market conditions; place the Company at a competitive disadvantage compared to its competitors; make the Company vulnerable to any downturn in general economic conditions; render the Company unable to make expenditures that are important to its future growth strategies and require the Company to pursue alternative funding strategies.
The Company will need to refinance or reimburse amounts outstanding under the Company's existing consolidated indebtedness over time. There can be no assurance the Company will be successful in refinancing its indebtedness when necessary or that additional financing will be obtained when needed, on commercially reasonable terms or at all. In the event that the Company cannot refinance its indebtedness or raise additional indebtedness, or if the Company cannot refinance its indebtedness or raise additional indebtedness on terms that are no less favourable than the current terms, the Company's cash flows and ability to declare dividends or repay its indebtedness may be adversely affected.
The Company's ability to meet its debt service requirements will depend on its ability to generate cash in the future, which depends on many factors, including the Company's financial performance, debt service obligations, the realization of the anticipated benefits of any acquisition, disposition and investment activities, and working capital and capital expenditure requirements. In addition, the Company's ability to borrow funds in the future to make payments on outstanding debt will depend on the satisfaction of covenants in existing credit agreements and other agreements. A failure to comply with any covenants or obligations under the Company's consolidated indebtedness could result in a default under one or more such instruments, which, if not cured or waived, could result in the termination of dividends by the Company and permit acceleration of the relevant indebtedness. There can be no assurance that, if such indebtedness were to be accelerated, the Company's assets would be sufficient to repay such indebtedness in full. There can also be no assurance that the Company will generate cash flow in amounts sufficient to pay its outstanding indebtedness or to fund the Company's liquidity needs.
Interest Rate Risk
The Company is exposed to interest rate risk from certain outstanding variable interest indebtedness, as well as any new borrowings on existing and new credit facilities and other debt issuances. Fluctuations in interest rates may also impact the costs to obtain other forms of capital and the feasibility of planned growth initiatives.
In addition, for the Regulated Services Group, costs resulting from interest rate increases may not be recoverable in whole or in part, and "regulatory lag" may cause a time delay in the payment to the Regulated Services Group of any such costs that are recoverable.

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As a result, fluctuations in interest rates could materially increase the Corporation's financing costs, limit the Corporation's options for financing or investment and adversely affect its results of operations, cash flows, key credit metrics, borrowing capacity and ability to implement its business strategy.
As at June 30, 2025, approximately 93% of debt outstanding in AQN and its subsidiaries was subject to a fixed rate of interest and, as a result, such debt is not subject to significant interest rate risk in the short-term time horizon.
Borrowings subject to variable interest rates can fluctuate significantly from month to month, quarter to quarter and year to year. AQN's target is to maintain a minimum of 90% fixed rate debt. As a result, the Company may hedge the interest rate risk on its variable interest rate borrowings from time to time.
Based on amounts outstanding as at June 30, 2025, the impact to interest expense on variable rate loans from changes in interest rates are as follows:
•the Corporate Credit Facility is subject to a variable interest rate and had no amounts outstanding as at June 30, 2025. As a result, a 100 basis point change in the variable rate charged would not impact interest expense;
•the Long-Term Regulated Services Credit Facility is subject to a variable interest rate and had no amounts outstanding as at June 30, 2025. As a result, a 100 basis point change in the variable rate charged would not impact interest expense;
•the Bermuda Credit Facility is subject to a variable interest rate and had $62.4 million outstanding as at June 30, 2025. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.6 million annually;
•the Regulated Services Group's commercial paper program is subject to a variable interest rate and had $212.0 million outstanding as at June 30, 2025. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $2.1 million annually; and
•term facilities at Suralis that are subject to variable interest rates had $143.9 million outstanding as at June 30, 2025. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $1.4 million annually.
The term loan facility at BELCO is subject to variable interest rates. However, the Company separately entered into an interest swap agreement to hedge the risk associated with interest rate fluctuation.
In Summary, a 100 basis point change in the variable interest rate would impact the interest expense of company by approximately $4.1 million annually.
Tax Risk and Uncertainty
The Corporation is subject to income and other taxes primarily in the United States, Canada, Bermuda, and Chile. Changes in tax laws or interpretations or applications thereof, which may or may not have a retroactive effect, in the jurisdictions in which the Corporation does business could adversely affect the Corporation's results from operations, returns to shareholders, and cash flows. One or more taxing jurisdictions could seek to impose incremental or new taxes on the Company pursuant to the following or otherwise:
•On July 4, 2025, the U.S. enacted the "One Big Beautiful Bill Act" (the "OBBBA"), which makes permanent or modifies several provisions from the 2017 Tax Cuts and Jobs Act, introduces new measures, and phases out many green energy incentives from the 2022 Inflation Reduction Act.
•On July 7, 2025, the Trump Administration issued an Executive Order titled "Ending Market Distorting Subsidies for Unreliable, Foreign Controlled Energy Sources". The Executive Order directs Treasury to take any necessary or appropriate action within 45 days to strictly enforce the termination of certain tax credits for wind and solar energy in the OBBBA.
The Corporation cannot predict the ultimate effect on the Corporation's business of the OBBBA or of other current or future executive orders or other related legislative or regulatory initiatives. The Corporation cannot provide assurance that the Canada Revenue Agency, the Internal Revenue Service or any other applicable taxation authority will agree with the tax positions taken by the Corporation, including with respect to claimed expenses and the cost amount of the Corporation's depreciable properties. A successful challenge by an applicable taxation authority regarding such tax positions could adversely affect the results of operations and financial position of the Corporation.
The Corporation benefits from federal tax credits and other tax incentives with respect to the development and operation of power generation and storage facilities in the United States, including its remaining investments in the operating facilities associated with the Renewables Sale. The 2022 Inflation Reduction Act extended and expanded certain energy credits. However, the rules governing these tax credits include technical requirements for credit eligibility. Further, recent political developments in the United States (including the enactment of the OBBBA and the Executive Order titled "Ending Market Distorting Subsidies for Unreliable, Foreign Controlled Energy Sources") have introduced significant uncertainty around

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Inflation Reduction Act funding, particularly around federal tax credits and related incentives. The Corporation has remaining investments in certain tax equity financing transactions in facilities in the United States, under which allocations of tax credits and distributions of cash to the Corporation from the applicable facility could be adversely affected if there are changes in U.S. tax laws that apply to facilities previously placed in service.

OPERATIONAL RISK MANAGEMENT
Dispositions
For financial, strategic and other reasons, the Corporation may from time to time dispose of, or desire to dispose of, businesses or assets (in whole or in part) that it owns. Any disposition by the Corporation may result in recognition of a loss upon such a sale and may result in a decrease to its revenues, cash flows and net income and a change to its business mix. A disposition may also result in less proceeds than expected or liabilities to the Corporation, including as a result of any post-closing indemnities or purchase price adjustments. In addition, the Corporation may not be able to dispose of businesses or assets that the Corporation desires or expects to sell at all or at a price acceptable to the Corporation. Failure to execute on any planned disposition may require the Corporation to seek alternative sources of funds, including one or more potential issuances of equity, or incur additional indebtedness, which may, among other things, cause rating agencies to re-evaluate or downgrade the Corporation's existing credit ratings. Each of the foregoing items may have an adverse effect on the Corporation's business, results of operations, cost of capital or financial condition.
Regulatory Risk
Profitability of AQN businesses is, in part, dependent on regulatory climates in the jurisdictions in which those businesses operate.
In the case of some of the Hydro Group’s hydroelectric facilities, water rights are owned by governments that reserve the right to control water levels, which may affect revenue. The failure to obtain all necessary licenses or permits for such facilities, including renewals thereof or modifications thereto, may result in an inability to operate the facility and could adversely affect cash generated from operating activities.
The Regulated Services Group’s facilities are subject to rate setting by its regulatory agencies. The Company operates utilities in 13 U.S. states, one Canadian province, Bermuda and Chile and therefore is subject to regulation from 17 different regulatory agencies, including FERC. The time between the incurrence of costs and the granting of the rates to recover those costs by regulatory agencies is known as regulatory lag. Regulatory lag, inflationary effects and timing delays may impact the ability to recover expenses and/or capital costs, and profitability could be impacted. In order to mitigate this exposure, the Company seeks to obtain approval for regulatory constructs in the states in which it operates to allow for timely recovery of operating expenses and capital costs. A fundamental risk faced by a regulated utility is the disallowance by the utility’s regulator of operating expenses or capital costs for which recovery is sought through regulatory proceedings. The Company has invested significant capital in its utilities for which it is or will be seeking cost recovery. There is a risk that the utilities’ regulators may not approve, or may otherwise delay recovery, of some or all of the Company’s invested capital. In addition, as the Company recently updated its technology infrastructure systems, there is additional risk that financial data required for rate filings could be difficult to produce or the data is deemed unreliable for ratemaking purposes. Further, customer billing concerns could negatively impact the risk of disallowance, regulatory lag, penalties and/or adverse action relating to the Company's earned return. In addition, capital investments that have become stranded may pose additional risk for cost recovery and could be subject to legislation or rulings that would impact the extent to which such costs could be recovered. Similarly, recovery of extraordinary fuel expenses may pose additional risk for cost recovery and could be subject to legislation or regulatory action that would impact the extent to which such costs could be recovered. Further, there is a risk that utility regulators may scrutinize the Company's allocation of shared costs, including in the period following closing of the Renewables Sale. To the extent proposed costs are not included in a utility's rates, the utility will be required to find other efficiencies, growth opportunities or cost savings to achieve its allowed return.
Furthermore, the economies of Canada and the United States each experienced a significant rise in the inflation rate in the post-pandemic era compared to recent historical inflation rates. While the inflation rate has subsided due, in part, to actions taken by the Bank of Canada and the U.S. Federal Reserve Bank, there remains uncertainty in the near-term outlook as to whether inflation will remain elevated. Increases in inflation raise the Company’s costs for labour, materials and services, and a failure to recover these increased costs could result in under-recovery. Cost recovery efforts could also face resistance from customers and other stakeholders especially in a rising cost environment, whether due to inflation or high fuel prices or otherwise, and/or in periods of economic decline or hardship. Significant increases in costs also could increase financing needs and otherwise adversely affect the Company’s business, financial position and results of operations.

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In addition, there is a risk that the utility’s regulator will not approve the revenue requirements or rate adjustments requested in outstanding or future rate applications or will, on its own initiative, seek to reduce the existing revenue requirements or approved rates. Rate applications are subject to the utility regulator’s review process, usually involving participation from intervenors and other stakeholders that are involved in the case, and a public hearing process. There can be no assurance that resulting decisions or rate orders issued by the utility regulators will permit the Company to recover all costs actually incurred, costs of debt and income taxes, or to earn a particular return on equity.

Condemnation Expropriation Proceedings
The Company's distribution systems could be subject to condemnation or other methods of taking by government entities under certain conditions (including, without limitation, Liberty Utilities (Apple Valley Ranchos Water) Corp., which has been the subject of a condemnation lawsuit filed by the Town of Apple Valley and Liberty New York Water, which has received condemnation inquiries). There can be no assurance that the Corporation will receive fair market value for such assets or that the Corporation would not incur a loss.

Inflation Risk
AQN's profitability could be impacted by inflation increases above long-term averages. The Company's facilities are subject to rate setting by its regulatory agencies. The time between the incurrence of costs and the granting of the rates to recover those costs by regulatory agencies is known as regulatory lag. As a result of regulatory lag, inflationary effects and timing delays may impact the ability to recover expenses and/or capital costs, and profitability could be impacted. In the event of significant inflation, the impact of regulatory lag on the Company would be increased. In order to mitigate this exposure, the Company seeks to obtain approval for regulatory constructs in the states in which it operates to allow for timely recovery of operating expenses and capital costs.
Development and construction projects could experience a decrease in expected returns as a result of increased costs.

Tariff Risk

Changes in tariffs may adversely affect the Company's operating expenses and the capital expenditures required to maintain, develop or construct the Company's projects or infrastructure. As a result of recent comprehensive changes to U.S. trade policy, tariffs and retaliatory tariffs are being contemplated, threatened and/or imposed by the U.S. and a number of affected countries, including Canada, Bermuda, Chile and China. The situation is fluid and has changed rapidly. Whether these tariffs will be increased, decreased, further delayed or suspended altogether, as well as the imposition of additional tariffs by the U.S., the potential for further retaliation or tariff imposition by other countries or any further adjustment to trade policies and tariffs and the timing thereof are difficult to predict at this time. Any such tariffs could adversely affect the Company's business, results of operations, financial condition and cash flows. In addition, import restrictions, border delays and seizures of products by governmental authorities may also increase the cost of projects and result in construction and placed-in-service delays. These occurrences may have adverse impacts to the Company, as the buyer and/or importer of goods, which could adversely affect the Company's expected returns, results of operations and cash flows.

Litigation Risks and Other Contingencies
AQN and certain of its subsidiaries are involved in various litigation, claims and other legal and regulatory proceedings that arise from time to time in the ordinary course of business. Any accruals for contingencies related to these items are recorded in the financial statements at the time it is concluded that a material financial loss is likely and the related liability is estimable. Anticipated recoveries under existing insurance policies are recorded when reasonably assured of recovery.
Mountain View Fire
On November 17, 2020, a wildfire now known as the Mountain View Fire occurred in the territory of Liberty Utilities (CalPeco Electric) LLC ("Liberty CalPeco"). The cause of the fire remains in dispute, and CAL FIRE has not yet released its final report. There were 22 lawsuits filed that name certain subsidiaries of the Company as defendants in connection with the Mountain View Fire, as well as a non-litigation claim brought by the U.S. Department of Agriculture seeking reimbursement for alleged fire suppression costs and a notice from the U.S. Bureau of Land Management seeking damages for the alleged burning of public lands without authorization. Fifteen lawsuits were brought by groups of individual plaintiffs and a Native American group alleging causes of action including negligence, inverse condemnation, nuisance, trespass, and violations of Cal. Pub. Util. Code 2106 and Cal. Health and Safety Code 13007 (one of these 15 lawsuits also alleges the wrongful death of an individual and various subrogation claims on behalf of insurance companies). In six other lawsuits, insurance companies alleged inverse condemnation and negligence and seek recovery of amounts paid and

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to be paid to their insureds. In one other lawsuit, County of Mono, Antelope Valley Fire Protection District, and Bridgeport Indian Colony allege similar causes of action and seek damages for fire suppression costs, law enforcement costs, property and infrastructure damage, and other costs. Liberty CalPeco has resolved 21 of the lawsuits, and Liberty CalPeco is in the process of obtaining dismissals with prejudice of said lawsuits. The trial date for the remaining lawsuit previously scheduled for April 15, 2025 was vacated. The likelihood of success in this lawsuit is uncertain. Liberty CalPeco intends to vigorously defend it. The Company accrued estimated losses of $177.0 million for claims related to the Mountain View Fire, against which Liberty CalPeco has recorded recoveries through insurance of $116.0 million and Wildfire Expense Memorandum Account of $61.0 million. The resulting net charge to earnings was $nil. The estimate of losses is subject to change as additional information becomes available. The actual amount of losses may be higher or lower than these estimates. While the Company may incur a material loss in excess of the amount accrued, the Company cannot estimate the upper end of the range of reasonably possible losses that may be incurred. The Company has wildfire liability insurance that was applied up to applicable policy limits.

Apple Valley Condemnation Proceedings
On January 7, 2016, the Town of Apple Valley filed a lawsuit in California state court seeking to condemn the utility assets of Liberty Utilities (Apple Valley Ranchos Water) Corp. ("Liberty Apple Valley"). On May 7, 2021, the trial court issued a Tentative Statement of Decision denying the Town of Apple Valley's attempt to take the Apple Valley water system by eminent domain. The ruling confirmed that Liberty Apple Valley's continued ownership and operation of the water system is in the best interest of the community. On October 14, 2021, the trial court issued the Final Statement of Decision. The trial court signed and entered an Order of Dismissal and Judgment on November 12, 2021. On January 7, 2022, the Town filed a notice of appeal of the judgment entered by the trial court. On August 2, 2022, the trial court issued a ruling awarding Liberty Apple Valley approximately $13.2 million in attorney's fees and litigation costs. The Town filed a notice of appeal of the fee award on August 22, 2022. On January 15, 2025, the California Court of Appeal issued a decision reversing the trial court’s finding that the Town of Apple Valley does not have a right to take the assets of Liberty Apple Valley and reversing the award of attorney’s fees to Liberty Apple Valley. The Court of Appeal decision remands the condemnation proceedings to the trial court to determine whether to (i) allow the Town to take the water system, (ii) remand the matter to the Town for further administrative proceedings or (iii) hold a new trial and apply the appropriate burden of proof and standard of review. On February 21, 2025, Liberty Apple Valley filed a petition for review of the Court of Appeal decision with the California Supreme Court. On April 23, 2025, the California Supreme Court granted the petition for review, which is proceeding in due course before the California Supreme Court.

Lexington Gas Incident
On April 9, 2025, an explosion and fire occurred in Lexington, Missouri, destroying or damaging certain structures, including residences, served by the gas distribution system of The Empire District Gas Company. A minor died and two others suffered serious physical injuries. The National Transportation Safety Board is investigating. To date, twelve suits are pending against a subsidiary of the Company and other named defendants which seek damages for personal injury and property damage, and one of these suits also seeks damages for wrongful death. In addition, the Missouri Attorney General filed a petition for injunctive relief and civil penalties associated with the incident. Although there can be no assurance, the Company has insurance that is currently expected to apply up to applicable policy limits. The Company has currently accrued estimated losses of $49.5 million for claims related to the incident, against which recoveries through insurance of $48.3 million have been recorded. While the Company may incur a material loss in excess of the amount accrued, the Company cannot currently estimate the upper end of the range of reasonably possible losses that may be incurred. The estimate of losses is subject to change as additional information becomes available.

Technology Infrastructure Implementation Risk
The Company relies upon various information and operational technology infrastructure systems to carry out its business processes and operations. This subjects the Company to inherent costs and risks associated with maintaining, upgrading, replacing and changing information and operational technology systems. This includes impairment of its technology systems, potential disruption of operations, business process and internal control systems, substantial capital expenditures, demands on management time and other risks of delays, and difficulties in upgrading, transitioning and integrating technology systems.
AQN and certain of its subsidiaries have completed the implementation of an integrated customer solution platform, which includes customer billing, enterprise resource planning systems and asset management systems. The transition of operations to these new technology systems, or deficiencies in the design or implementation of these systems, could materially adversely affect the Company's operations, including its ability to monitor its business, pay its suppliers, bill its customers, and record and report financial information accurately and on a timely basis; lead to higher than expected costs; lead to increased regulatory scrutiny or adverse regulatory consequences; or result in the failure to achieve the expected benefits. As a result, the Company's operations, financial condition, cash flows and results of operations could be adversely affected.

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QUARTERLY FINANCIAL INFORMATION
The following is a summary of unaudited quarterly financial information for the eight quarters ended June 30, 2025:

(all dollar amounts in $ millions except per share information)	3rd Quarter 2024	4th Quarter 2024	1st Quarter 2025	2nd Quarter 2025
Revenue	$573.2	$584.8	$692.4	$527.8
Net earnings (loss) attributable to shareholders	(1,305.7)	(186.4)	96.8	24.1
Net earnings (loss) attributable to shareholders from continuing operations	49.5	(107.5)	95.4	17.4
Net earnings (loss) attributable to shareholders from discontinued operations	(1,355.2)	(78.9)	1.4	6.7
Net earnings (loss) per share	(1.71)	(0.25)	0.12	0.03
Net earnings (loss) per share from continuing operations	0.06	(0.14)	0.12	0.02
Net earnings (loss) per share from discontinued operations	(1.77)	(0.10)	—	0.01
Diluted net earnings (loss) per share	(1.71)	(0.25)	0.12	0.03
Adjusted Net Earnings[1]	64.9	45.2	111.6	36.2
Adjusted Net Earnings per common share[1]	0.08	0.06	0.14	0.04
EBIT[1]	131.1	115.7	168.7	74.2
Total assets[3]	17,788.6	16,961.8	13,663.3	13,693.4
Long-term debt[2,3]	8,725.0	8,047.5	6,322.0	6,328.8
Dividends declared per common share	$0.07	$0.07	$0.07	$0.07

	3rd Quarter 2023	4th Quarter 2023	1st Quarter 2024	2nd Quarter 2024
Revenue	$564.8	$585.7	$646.2	$515.3
Net earnings (loss) attributable to shareholders	(174.5)	186.3	(89.1)	200.7
Net earnings (loss) attributable to shareholders from continuing operations	(174.9)	169.8	(56.8)	180.1
Net earnings (loss) attributable to shareholders from discontinued operations	0.4	16.5	(32.3)	20.6
Net earnings (loss) per share	(0.26)	0.27	(0.13)	0.28
Net earnings (loss) per share from continuing operations	(0.26)	0.24	(0.09)	0.26
Net earnings (loss) per share from discontinued operations	—	0.02	(0.04)	0.02
Diluted net earnings (loss) per share	(0.26)	0.27	(0.13)	0.28
Adjusted Net Earnings[1]	68.6	81.3	80.1	41.5
Adjusted Net Earnings per common share[1]	0.10	0.12	0.11	0.06
EBIT[1]	(133.5)	250.4	18.6	275.3
Total assets[3]	17,982.8	18,374.0	18,307.8	18,866.4
Long-term debt[2,3]	8,367.3	8,516.0	9,089.9	8,292.9
Dividends declared per common share	$0.11	$0.11	$0.11	$0.11

1	See Caution Concerning Non-GAAP Measures.
2	Includes current portion of long-term debt and long-term debt.
3	Includes discontinued operations
Quarterly revenues have fluctuated between $515.3 million and $692.4 million over the prior two year period. A number of factors impact quarterly results, including acquisitions, dispositions, seasonal fluctuations and customer rates. In addition, a factor impacting revenues year over year is the fluctuation in the strength of the Canadian dollar relative to the U.S. dollar, which can result in significant changes in reported revenue from Canadian operations.
Quarterly net earnings attributable to shareholders have fluctuated between a loss of $1,305.7 million and earnings of $200.7 million over the prior two year period. Earnings have been impacted by non-cash factors such as impairment upon

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	43

classification of the renewable energy group (excluding hydro) as held for sale, deferred tax recovery and expense, impairment of intangibles, property, plant and equipment and mark-to-market gains and losses on financial instruments.
DISCLOSURE CONTROLS AND PROCEDURES
AQN's management carried out an evaluation as of June 30, 2025, under the supervision of and with the participation of AQN's Chief Executive Officer ("CEO") and Interim Chief Financial Officer ("Interim CFO"), of the effectiveness of the design and operations of AQN's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15 (e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based on that evaluation, the CEO and the Interim CFO have concluded that as of June 30, 2025, AQN's disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by AQN in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in rules and forms of the U.S. Securities and Exchange Commission, and is accumulated and communicated to management, including the CEO and Interim CFO, as appropriate, to allow timely decisions regarding required disclosure.
Management Report on Internal Controls over Financial Reporting
Management, including the CEO and the Interim CFO, is responsible for establishing and maintaining internal control over financial reporting. Management, as at the end of the period covered by this interim filing, designed internal controls over financial reporting to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. The control framework management used to design the Company's internal control over financial reporting is that established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Changes in Internal Controls over Financial Reporting
For the six months ended June 30, 2025, there has been no change in the Company's internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.
Inherent Limitations on Effectiveness of Controls
Due to its inherent limitations, disclosure controls and procedures or internal control over financial reporting may not prevent or detect all misstatements based on error or fraud. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
CRITICAL ACCOUNTING ESTIMATES AND POLICIES
AQN prepared its unaudited interim condensed consolidated financial statements in accordance with U.S. GAAP. The preparation of the unaudited interim condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Significant areas requiring the use of management judgment relate to the scope of consolidated entities, useful lives and recoverability of assets, the measurement of deferred taxes and the recoverability of deferred tax assets, rate-regulation, unbilled revenue, pension and post-employment benefits, fair value of derivatives and fair value of assets and liabilities acquired in a business combination. Actual results may differ from these estimates.
AQN's significant accounting policies and new accounting standards are discussed in Notes 1 and 2, respectively, in the Company's unaudited interim condensed consolidated financial statements.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis